annual report 2008
delivered
Northgate Minerals Corporation

We are good operators. We have a proven and successful track record of turning around underperforming assets. And we deliver results.

Today, Northgate is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.

We have laid the groundwork for a bright future. In 2009, we are forecasting record production of 392,000 ounces of gold and are targeting growth through further acquisition opportunities in stable mining jurisdictions around the world.

2008 Operating Performance
354,800	51.9 million
ounces of gold production	pounds of copper production

$461 million
consolidated revenue

Laying the Groundwork for a Bright Future

Over the past year, we transformed Northgate from a single-mine company to a proven multi-mine mid-tier gold producer. The result: record production of 354,800 ounces of gold, generating record revenue of $461 million.

Our significant accomplishments in 2008 have laid the groundwork for a very bright future, as we look to another year of record gold production, improved productivity at our operations and organic growth through reserve expansion in order to achieve maximum value for our shareholders.
Record Gold Production	Lower Cash Costs at the	Resource Expansion at the
from Operations	Fosterville Gold Mine	Young-Davidson Project
(thousands ounces)	($ per ounce)	(millions ounces)

All dollar amounts are stated in United States dollars unless otherwise indicated.

At a Glance

In early 2008, Northgate completed the acquisition of Perseverance Corporation Ltd., the fourth largest publicly listed gold producer in Australia. As a result of this acquisition, we emerged as a proven multi-mine gold producer with three fully-permitted mines in the politically stable and mining-friendly jurisdictions of Canada and Australia.

Today, we have reaffirmed our reputation as one of the finest operators in the business, backed by our successful track record of turning around underperforming assets. We strive for operational excellence and are supported by a dedicated and knowledgeable workforce focused on delivering on our promises and achieving outstanding results.

Looking into 2009, we will build upon our success over the past 12 months and continue to focus on the execution of our strategic objectives. Forecasting another record year of gold production of 392,000 ounces, we are leveraged to strong gold prices that will provide excellent internal cash flow to fuel organic growth, as well as additional opportunities for development and expansion through further acquisitions.

Northgate Annual Report 2008 | 2

Fosterville

Fully-permitted underground gold mine
100% owned and operated

1,700 hectare mining lease

potential for primary sulphide mineralization under
21 previously mined open pits along Fosterville trend

Looking into 2009

  » Improve productivity, lower cash costs and improve gold recovery

  » Increase reserves through diamond drill programs totalling 20,000 metres

Young-Davidson

Late-stage gold development project
100% owned and operated

3.3 million ounces

total measured and indicated resources on the property

Looking into 2009

  » Target exploration drilling on other areas of the property in search of additional resources

  » Complete the pre-feasibility and feasibility studies

Stawell

Fully-permitted underground gold mine
100% owned and operated

25 + year history of mining

nearly 2.0 million ounces of gold produced since
commencement of modern day production

Looking into 2009

  » Enhance productivity and maintain stable production and cash costs

  » Define additional reserves through aggressive exploration program

Kemess

Fully-permitted open pit gold and copper mine
100% owned and operated

50,000 tonne per day

milling infrastructure and mining fleet consisting of
three shovels and fifteen 230-tonne haulage trucks

Looking into 2009

  » Generate strong internal cash flow in the current metal price environment

  » Re-deploy Kemess assets into the Young-Davidson project and other development opportunities

Kenneth G. Stowe President & Chief Executive Officer

Today, Northgate is a vastly different company than it was one year ago. We are now a multi-mine gold producer with three fully-permitted operations and one late-stage development project in the politically stable mining-friendly jurisdictions of Canada and Australia.

Despite the tumultuous year the world experienced in 2008, the year ahead promises to be a very exciting one. Our successful track record of turning around underperforming assets has laid the groundwork for imminent success and we will continue to use our technical and operational skills to maximize the value for our shareholders.

Northgate Annual Report 2008 | 4

Message to Our Shareholders

2008 was a tumultuous year; it was one of the most volatile in recent history as the world faced an unprecedented era of tough economic and investment conditions. While our shareholders were not immune to the adverse economic environment that saw the rapid decline in stock markets across the globe, driving our own share price down far below the inherent value of our assets, the Northgate team remained focused on the technical, operational and development issues that were key to generating long-term value for our shareholders.

Our significant accomplishments over the past year have transformed our story and today, Northgate is a vastly different company than it was one year ago. We now have three fully-permitted operating mines and one late-stage development project in the politically stable, mining-friendly jurisdictions of Canada and Australia.

Over the past year, we made dramatic operational improvements at the Fosterville mine, added significant life to the Stawell mine through successful exploration and doubled the measured and indicated resources underground to over 3.0million ounces at Young-Davidson. At the same time, we produced a record 354,800ounces of gold and are poised for yet another record year of production, forecasting over 390,000ounces of gold in 2009 at an average net cash cost of $461 per ounce.

Australia: Retooling for the Long Run

Having achieved our vision of transforming Northgate into a multi-mine gold producer with the acquisition of Fosterville and Stawell in early 2008, we quickly turned our attention to the task of unlocking the true potential of our new assets through targeted capital investments, operational changes and significant investments in exploration.

At Fosterville, we faced a variety of challenges in turning around the underperforming operation, the first of which was the conversion from contractor mining to owner mining with the aim of increasing management's control of the day-to-day operations. We hired virtually all of the 134-member workforce from the former contractor; our top priority was to engage them in the Northgate operating philosophy that stresses safety, personal accountability and continuous improvement. Together with the acquisition of $22 million in mining equipment, we enhanced both productivity and safety at the site. Our new workforce embraced the opportunity to turn around what had previously been an undercapitalized and poorly performing operation.

Our second challenge was to catch up on underground development, which would enable the mine to supply sufficient ore to the mill to achieve a minimum 100,000-ounce per year production target. At the onset of the fourth quarter of 2008, our accelerated underground development program had opened up a sufficient number of working areas, resulting in a new quarterly record of 26,398 ounces of gold.

The third specific challenge at Fosterville was to improve gold recovery; high carbon content inherent in some areas of the ore body had previously depressed this process. We spent five months operating a pilot plant at the site in which our engineers devised several process improvements to enhance recoveries. As a result, we increased recovery to 82% in the fourth quarter. The final piece of the puzzle, however, is a proprietary heated leach circuit, which will be commissioned in April 2009. Once fully operational, we expect gold recovery to reach 90%, a dramatic improvement over the 65%–75% norm before we assumed control of the mine. In addition, the new heated leach circuit will allow us to recover a significant amount of gold at virtually no cost from high grade carbon-in-leach tailings currently stored on the property.

The last challenge at Fosterville was to define the quality of our reserves and resources. Upon acquisition, we soon recognized that the existing mine plan was far from optimal as previous drilling was insufficient to clearly define these reserves and resources. However, evident that there was a great deal of gold on the property, we commenced a definition drilling program of existing reserve blocks, dedicating $3million in search of additional reserves and resources. The result: a decline of approximately 140,000ounces of reserves in the Phoenix ore body. This decline was offset by an increase of 159,000indicated ounces and 221,000 inferred ounces in the new Harrier Underground zone, with an average grade of 4.0+ grams per tonne (g/t). In2009, exploration will continue in this zone with the goal of adding more resource ounces and converting some of these ounces into reserves by the end of the year.

With significant improvements achieved at Fosterville, we will look to eliminate activities associated with our turnaround efforts, thereby reducing operating costs at the mine in 2009.

At Stawell, the challenges have been quite different. Stawell has been a very well-run operation with modern production spanning over 25 years, but had recently been starved of capital with the mine operating in "closure mode". Accordingly, we set about retooling the mining operation by investing in ventilation and cooling systems to allow for increased productivity in the lower levels of the mine.

5 | Northgate Annual Report 2008

We also purchased larger ore haulage trucks to dramatically reduce mining costs. These investments underscored our belief that there was much more gold to be found on the property. We were rewarded almost immediately when we announced that after only five months of drilling, our exploration program had delineated 140,000 ounces of new reserves and extended the life of the mine well into 2011. This year, we expect our $4 million exploration program to be even more successful as drilling continues in the GG6, Sub GG6 and North Magdala zones in support of further mine life extensions.

Young-Davidson: Bringing Value to the Surface

In August 2008, Northgate filed a Preliminary Economic Assessment Report, which outlined the basis of development for the Young-Davidson deposit. The Preliminary Assessment envisioned annual gold production of 158,000 ounces of gold at a net cash cost of $405 per ounce, using a total of 1.75 million recoverable ounces over a 12-year mine life. The initial capital cost for the project was estimated at $306 million. This resulted in an after-tax rate of return of 5.5% based on a gold price of $635 per ounce and an exchange rate of US$/Cdn$0.90.

Looking into 2009

Produce 392,000 ounces
We will deliver record gold production in 2009

Increase mine life
We will extend the mine life at Fosterville and Stawell through aggressive exploration programs in support of resource delineation and conversion

Reduce operating costs
We will implement a Business Improvement Project to reduce operating costs at Fosterville

Complete feasibility study
We will complete a pre-feasibility and feasibility study at Young-Davidson, with an optimized development plan to achieve a robust rate of return

Northgate Annual Report 2008 | 6

Subsequent to filing the Preliminary Assessment, we released the results of an extraordinarily successful infill exploration drilling program, which increased the total measured and indicated resources to 3.3 million ounces. Armed with this substantially larger resource, the project team at Young-Davidson has been hard at work looking at a wide variety of optimizations to the initial development plan. This includes moving to bulk mining methods and making better use of the existing infrastructure to reduce the initial capital cost of the project. These optimizations, combined with new metallurgical test work confirming a higher gold recovery, a higher gold price and a weaker Canadian dollar are expected to generate a robust rate of return for the project when the pre-feasibility study is released in the second quarter of 2009.

In addition to our highly successful exploration efforts, we completed Traditional Knowledge Studies of the region with the help of the Matachewan First Nation. We also made significant progress towards an Impact and Benefits Agreement with the same group, following up on the Memorandum of Understanding that was signed early last year.

To date, Northgate has invested approximately $55 million at Young-Davidson and has proved up measured and indicated resources underground of 3.0 million ounces, with an additional 270,000 ounces in the open pit. We firmly believe that these resources will form the basis for a new Young-Davidson mine and that 2009 will be the year that we bring this value to the surface.

Kemess South: A Fruitful Journey

Just as Kemess South was given new life after being brought out of bankruptcy in 2000, our dedicated workforce has continued to generate substantial free cash flow for our company this year, which, in turn, has been used to give new life to our Australian mines and further the development of Young-Davidson.

Kemess is forecast to produce 173,000 ounces of gold in 2009 and will continue to operate into 2010 and, perhaps, even longer depending on commodity prices and exchange rates. Once this site can no longer generate positive cash flow, we will reclaim the site with the same passion and efficiency we have applied to operating the mine over the past nine years.

We continue to look for opportunities to make use of the mobile equipment fleet at Kemess and the valuable mill infrastructure that has many years of life left in it and feel that opportunities to make use of this infrastructure should be more prevalent in the future due to a scarcity of funding in the mining industry.

The Groundwork Laid for a Bright Future

The year ahead promises to be a very exciting one for our company and our shareholders as we have laid the groundwork for imminent success.

Despite the economic catastrophe that continues to unfold around the world, we have built a solid foundation to weather the volatility and will come out a stronger company than before. With all three of our mines forecast to generate strong free cash flow during the year, we expect our cash reserves to at least double and perhaps triple by year-end, giving us an excellent leg up on financing the development of Young-Davidson.

We will also look to take advantage of opportunities for further acquisitions of undervalued or distressed development assets and will look for prospects to lever our Kemess infrastructure into an appropriate development opportunity.

In conclusion, we would like to express our sincere appreciation to our three retiring directors, William (Bill) Daniel, Keith Hendrick and Klaus Konigsmann for their enormous contributions to Northgate during the past five years. We would also like to thank our employees for the tireless dedication they have shown as we continue on our journey to grow both production and reserves at our operations. To our shareholders, I assure you we will work diligently to execute on the strategic initiatives that will generate value as we have laid the groundwork for a very bright future at Northgate. I look forward to reporting on our progress to you over the course of 2009.

Sincerely,

Kenneth G. Stowe
President & Chief Executive Officer

7 | Northgate Annual Report 2008

One of 21 previously mined open pits on the current Fosterville mining lease. Underground development began in 2007.

Our value lies beneath the surface. In 2008, we acquired two fully-permitted underground gold mines in the historic Victorian Goldfields. Both Fosterville and Stawell have become a significant part of our future and will bring value to the surface by generating more than half of our gold production in 2009.

With 21 open pits previously mined on the Fosterville mining lease, there is excellent exploration potential underground to add to the current reserve.

Stawell is backed by a 25+ year history of modern day operation, with an experienced and knowledgeable workforce who are dedicated to provide solid gold production and continued exploration success for many more years.

Australia

219,000

ounces of gold projected in 2009

90%

average gold recovery expected in 2009

$8.2 million

exploration budget in support
of mine life extensions

9 | Northgate Annual Report 2008

Fosterville	112,000
ounces of gold projected in 2009

$4.2 million
exploration budget in support
of reserve expansion

Dramatic Turnaround Efforts for Long-Term Success

The Fosterville Gold mine has a long history of mining; the operation is near Bendigo, a region estimated to have produced over 22 million ounces of gold following the first discoveries there in 1851.

Upon assuming control of the mine on February 19, 2008, Northgate initiated an ambitious four-point turnaround plan designed to dramatically improve productivity and safety performance at the mine.

The first and key component of the plan was the conversion from contractor mining to owner mining in order to give management better control over all aspects of the mining operation. This change in staffing strategy facilitated improved mining productivity and lower production costs.

The second component of the plan was investing in underground mine development in order to establish enough working stopes in the mine to supply the mill with ore at design levels. Underscored by the team's hard work and dedication, this work was completed by the end of September and set the stage for an all-time record production of 26,398 ounces of gold in the fourth quarter.

The third component of the plan was to improve gold recovery, which historically averaged 65%–75%. Northgate's focused efforts on improvements in this area resulted in an increase to 82% by the fourth quarter. A new $4million proprietary heated leach circuit, currently being commissioned at the mine, is expected to further improve recoveries to 90% when fully commissioned in the second quarter of 2009.

With significant improvements achieved at Fosterville, Northgate has now turned its attention to the final component of this turnaround strategy: to implement a Business Improvement Project thereby reducing operating costs at the mine by eliminating activities that are no longer necessary.

Looking into 2009 and beyond, Fosterville is now equipped with a strong resource base, a dedicated workforce, a solid mine plan and an upgraded processing plant, which will all facilitate a record production profile going forward. Production in 2009 is projected to be a record 112,000 ounces of gold.

Northgate also discovered a new and exciting mineralized zone in 2008: Harrier Underground. This new zone is in close proximity to existing infrastructure. Significant drilling in this zone and on other mine lease targets is planned for 2009, with an initial drilling budget of $4.2 million. Northgate expects to determine its production strategy at the Harrier Underground zone by mid-year.

The Fosterville mining lease offers many exciting exploration targets below the 21 separate past producing open pits on the property. With a fully commissioned sulphide plant achieving high recoveries, these targets should keep the Fosterville camp going for the foreseeable future.

The Fosterville mine is situated 20 kilometres (km) east of Bendigo, a township of approximately 100,000 people. Bendigo is approximately 150 km north of Melbourne.

Northgate Annual Report 2008 | 10

SOUTH AUSTRALIA
Adelaide
NEW SOUTH WALES
VICTORIA
Fosterville
Stawell
Melbourne
INDIAN OCEAN
South Australia
New South Wales
Victoria
Fosterville
Stawell
INDIAN OCEAN
Australia

11 | Northgate Annual Report 2008

Australia
New South Wales
Victoria
Fosterville
Stawell
INDIAN OCEAN
NEW SOUTH WALES
Newcastle
Sydney
Canberra
Fosterville
Stawell
Melbourne
INDIAN OCEAN

Northgate Annual Report 2008 | 12

Stawell	107,000
ounces of gold projected in 2009

$4 million
exploration budget in support of
mine life extension

From Closure Mode to Renewed Life

While modern production history at Northgate's Stawell mine extends over the last 25 years, the operation also has a long history of gold mining dating back to the mid-19th century Victorian gold rushes. This well-run, stable and mature operation is a fully-permitted underground gold mine, with a history of continued exploration success, but a relatively short reserve life horizon.

Prior to the acquisition by Northgate in February 2008, Stawell had a two-year mine life left, with very little exploration funding, and was being managed with a closeout trajectory. However, confident of finding more ounces in anticipation of extending the mine life at Stawell, the company invested $4.1 million in exploration spending in 2008. The result: Northgate more than replaced reserve depletion, adding one of the single largest reserve additions in the mine's history and also significantly increased the resource base.

This exploration spending, combined with capital improvement projects on mine infrastructure and the mobile mining fleet, and backed by a dedicated and knowledgeable workforce, has transformed Stawell from a closure mode to an operation with renewed life and potential for a successful future.

Investments made during 2008 included a fleet of new state of the art 60-tonne underground trucks, an investment that has improved ore haulage efficiency by 30%. Northgate has also made significant upgrades to the underground ventilation and cooling infrastructure, all of which have enabled the operation to maintain production capacity as the mine gets deeper.

In 2009, Northgate will continue to develop the mine towards the newly added GG6 zone, and will continue to explore down plunge in both the Golden Gift ore body and the Magdala trend. There is little doubt that the mineralization continues at depth on both horizons, with some very exciting drill holes in the sub-GG6 area and at North Magdala. A $4 million exploration budget in 2009 will target these areas and will undoubtedly provide further ore sources for the mill. Additionally, in a heightened gold price environment, there are significant areas of mineralization in the upper levels of the mine, which will be evaluated and likely converted into reserves.

In anticipation of continuing a long and successful mine life, Northgate has recently permitted a tailings dam expansion at Stawell for an additional nine years of operation, with the first of two lifts being constructed in the first half of 2009.

The Stawell mine is located alongside the township of Stawell, northwest of Ballarat in central Victoria, approximately 250 km west of Melbourne. Stawell has a population of approximately 6,500 people and most of the mine's workforce resides in the town or immediate surrounding area.

13 | Northgate Annual Report 2008

Young-Davidson	175,000
ounces of gold projected annually

14 years
target mine life

Maximizing Project Economics with a New Resource Estimate and Engineering Review

Since acquiring the Young-Davidson property in late 2005, Northgate has successfully executed an aggressive exploration program, more than doubling the gold resource estimate and moving most of these resources to measured and indicated status. Equipped with total measured and indicated resources of over 3.3million ounces, the mine design is now being optimized in order to accommodate the larger resource base and to take advantage of the continuity and thickness of the main zones, while using some of the existing infrastructure and equipment from the Kemess camp.

The Young-Davidson property is located in the gold-rich Abitibi greenstone belt of northern Ontario, 60 km west of Kirkland Lake. The property is on the site of two past producing mines, both with track records of successful mining and simple metallurgy. In 2008, the underground ramp development was completed after advancing a total of 3,039 metres (m) to a total vertical depth of 483 m. Rehabilitation of the existing No. 3 Shaft was completed and the water level is being maintained below the 13th level.

Targeting start-up of production in 2012, Young-Davidson is expected to produce an average of 175,000 ounces of gold for 14 years, at a net cash cost of $450perounce.

In 2009, Northgate will continue to explore to the west of the Young-Davidson pit where syenite host rock is known to exist and will also drill test geophysical anomalies that have similar characteristics to those at the Young-Davidson deposit. The successful diamond drill campaign in 2008 brought total measured and indicated resources on the property to 3.3 million ounces of gold, including 3.0million ounces underground consisting of 26million tonnes at an average grade of 3.62 g/t. In addition, the indicated open pit resource estimate contains 270,000 ounces of gold consisting of five million tonnes at an average grade of 1.70g/t. Drilling will continue in 2009, focusing on other targets outside the known resource area.

The significant increase in resources that was announced at the end of 2008 requires a reevaluation of the mine design proposed in the Preliminary Economic Assessment. A pre-feasibility study is currently underway with the goal of reducing operating costs by applying low-cost bulk mining methods to the dramatically larger resource base and utilizing existing mine infrastructure, including the shaft for ventilation and secondary mine egresses. Northgate expects to complete the pre-feasibility study by the end of the second quarter, followed by the feasibility study at the end of the year.

Northgate's commitment to health and safety was clearly demonstrated at Young-Davidson, as there were no lost-time injuries recorded in 2008, the second year in a row that the project has achieved such a feat. This success will be the benchmark for all exploration, construction and operation activities going forward.

Northgate Annual Report 2008 | 14

Moosonee
ONTARIO
QUEBEC
Thunder Bay
Timmins
Young-Davidson
Lake Superior
Sudbury
Lake Huron
Ottawa
Montreal
Sherbrooke
USA
Ontario
Young-Davidson
Quebec
USA
Canada

15 | Northgate Annual Report 2008

Embracing Sustainable Mining Practices to Nurture Long-Term Success

We embrace social responsibility and sustainable development as keys to the long-term success of our company. Our commitment to all stakeholders is to act responsibly and proactively on environmental, social and health and safety issues, while providing economic benefits to the surrounding communities and delivering an appropriate rate of return for our shareholders.

In early 2008, we ventured into a new jurisdiction, Australia, and welcomed two new operations into our mining portfolio. From the onset, we endeavoured to build and enhance relationships within the local communities, striving to be a positive force within the areas surrounding the Fosterville and Stawell Gold mines.

Both mines are significant economic contributors to their surrounding regions. They provide direct employment, support for local service industries and allocate community grants to various recipients. We keep local and surrounding residents informed of our operations through public visitations, community meetings and regular newsletter updates. Community representatives also make up membership of our Environmental Review Committees, along with various government regulators and representatives from each mine.

A demonstration of our commitment to social responsibility is our recent involvement in providing relief to those impacted by the devastating bush fires in the state of Victoria. These fires left thousands to cope with the loss of their homes, possessions and loved ones. Toassist in this cause, both the company and our employees have made donations to local organizations to help with the rebuilding effort in these communities.

Since Northgate's first step on the Kemess property in 2000, our objective has been to minimize the environmental footprint. We not only monitor the impact of operations during the mining life cycle, but ensure long-term benefits are in place for future generations long after we close our doors. In 2008, we took a significant step forward as we completed the final reclamation on the tailings dam downstream buttress zone. Techniques included slope contouring, placement of previously salvaged growth media and woody debris. We also created micro-sites to enhance reestablishment of a vegetative cover and improve erosion control. This was followed by the planting of 80,000 lodgepole pine and white spruce seedlings, along with sprigs of arctic lupine and willow.

Other reclamation activities included a seed collection program undertaken by local First Nations employees and our environmental staff who gathered over 60,000 lodgepole pine seeds, 40,000 arctic lupine seeds, and fireweed and local grass seeds. A portion of these native seeds will be used for 2009 planting, establishment of a seed crop, and other reclamation research programs.

Reclamation in 2009 will also focus on resloping, growth media placement, and "rough and loose" surface expression to reduce erosion and promote ingress of native plant growth.

Northgate Annual Report 2008 | 16

Financial Review

Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting record gold production of 392,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world.

Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex under the symbol NXG.

Contents

Management's Discussion and Analysis		Management's Responsibility for
Forward-Looking Statements	18	Financial Reporting	46
Introduction and Executive Overview	18	Auditor's Report to the Shareholders	47
Key Performance Indicators	19	Consolidated Balance Sheets	48
Commodity Price and Exchange Rates	21	Consolidated Statements of Operations
Results of Operations	22	and Comprehensive Income	49
Corporate Administration	29	Consolidated Statements of Cash Flows	50
Summary of Quarterly Results	30	Consolidated Statements of Shareholders'
Liquidity and Capital Resources	31	Equity	51
Environmental Management	36	Notes to Consolidated Financial Statements	52
Human Resources	37	Five Year Comparative Summary	77
Contractual Obligations and Commitments	37	Mineral Reserves and Resources	78
Controls and Procedures	38	Directors & Officers	80
Risks and Uncertainties	39	Shareholder Information	IBC
Critical Accounting Estimates	42
Future Changes in Accounting Policies	44
Non-GAAP Measures	45

Management's Discussion & Analysis

Forward-Looking Statements

Management's Discussion and Analysis (“MD&A”) provides a review and analysis of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) over the past two years, highlighting various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2008 and 2007 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All the financial information presented herein is expressed in US dollars, unless otherwise stated. Financial information presented in tables is expressed in thousands of US dollars, unless otherwise indicated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). These statements, together with this MD&A dated March 30, 2009, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate's potential future performance. Additional information can be found in Northgate's Annual Information Form (“AIF”), which is filed with the Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Northgate's annual report on Form 40-F, which is filed with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov.

Executive Overview

Northgate is a gold and copper mining company focused on operations and opportunities in the politically stable jurisdictions of Canada and Australia. Its principal assets are the Fosterville and Stawell Gold mines in Victoria, Australia, the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate's common shares trade on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex (formerly the American Stock Exchange) under the symbol NXG.

On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully-permitted gold mines. Northgate's 2008 consolidated results include the results of its Australian operations from the date of acquisition.

Northgate Annual Report 2008 | 18

Key Performance Indicators

A summary of the key performance indicators for the past three years is shown in the table below.

	2008[1]	2007	2006
Revenue	$460,988	$337,546	$411,313
Net earnings before income taxes	40,470	33,399	123,595
Net earnings for the year	10,720	39,425	106,742
Per basic common share	0.04	0.16	0.50
Per diluted common share	0.04	0.15	0.48
Total assets	591,629	634,589	515,631
Long-term liabilities	61,778	63,978	43,421
Metal production
Gold (ounces)	354,800	245,631	310,296
Copper (thousands pounds)	51,906	68,129	81,209
Realized Metal Prices
Gold ($/ounce)	873	594	534
Copper ($/pound)	2.78	3.11	2.95
Foreign exchange rates
US dollar (“US$”)/Canadian dollar (“Cdn$”)	0.94	0.93	0.88
US$/Australian dollar (“A$”)	0.86	0.84	0.75
Net cash cost ($ per ounce) [2]	447	(22)	(56)

1 Financial figures only include the results of Northgate's Australian operations from February 19, 2008 onwards.
2 The net cash cost of production per ounce of gold is a non-GAAP measure. Refer to page 45 for a discussion of non-GAAP measures.

Total revenues in 2008 were 37% higher than they were in 2007, despite a 25% decline in gold and copper production at Kemess, as a result of higher gold prices and the inclusion of production from Fosterville and Stawell in Australia. Total revenues declined in 2007 from 2006 due primarily to lower metal sales from Kemess, which was only partially offset by higher metal prices.

Northgate recorded consolidated net earnings of $10,720,000 or $0.04 per diluted common share for the year ended December 31, 2008, compared with net earnings of $39,425,000 or $0.15 per diluted common share in the same period last year. Net earnings in the current year included an other than temporary impairment on auction rate securities (“ARS”) investments of $20,310,000, while 2007 net earnings include a $31,433,000 non-cash write-down of the Kemess North property. Net earnings for 2008 also includes future income tax expense of $24,489,000 relating to the reversal of a future tax asset recorded in 2007 when the consensus forward price of copper was in excess of $3.00 per pound. The tax expense also reflects the future tax impact of Northgate's copper forward sales portfolio, which was in a significant asset position at year-end. Net earnings of $39,425,000 in 2007 were dramatically lower than in 2006 due primarily to lower metal sales from Kemess, the increased activity at Young-Davidson and the write-down of the Kemess North property.

Per share data is based on the weighted average diluted number of shares outstanding of 255,453,093, 255,257,756 and 222,892,929 in 2008, 2007 and 2006, respectively.

19 | Northgate Annual Report 2008

Management's Discussion & Analysis

Total assets declined to $591,629,000 in 2008 from $634,589,000 in 2007. This decline resulted from the revaluation of Northgate's ARS investments and the decrease in future tax assets. In 2007, total assets increased from the 2006 value of $515,631,000, primarily as a result of the cash generated in that year.

Total long-term liabilities, which consist mainly of capital lease obligations, provision for site closure reclamation obligations and future income tax liabilities, decreased 3% to $61,778,000 in 2008. As the price of copper closed the year at $1.28 per pound, Northgate's copper forward sales contracts, previously recorded in a net loss position in 2007, reversed and were recorded as an asset in 2008. Furthermore, the total provision for site closure and reclamation decreased year over year in spite of the acquired obligations of the Fosterville and Stawell mines, due to the increase in value of the US dollar relative to the Canadian and Australian dollars. The decrease in liabilities was diminished by an increase in future tax liabilities resulting primarily from the tax effect of the significant gain in Northgate's copper sales portfolio. In 2007, total long-term liabilities increased approximately 47% as a result of the unfavourable movement in the value of Northgate's copper forward sales contracts and revisions in the reclamation plan related to the Kemess mine.

Over the past five years, Kemess has produced an average of 265,000 ounces of gold and 70.6 million pounds of copper annually. Metal production peaked at Kemess in 2006 and has declined significantly since then due to declining ore grades as the mine approaches the end of its reserve life in late 2010. In 2008, Kemess produced 185,162 ounces of gold and 51.9 million pounds of copper and is forecasting production of 173,000 ounces of gold and 54.0 million pounds of copper in 2009.

Gold production increased year-over-year, resulting from the acquisition of the Fosterville and Stawell mines on February 18, 2008. During the year, Fosterville produced 66,959 ounces of gold and Stawell produced 102,679 ounces of gold. In 2009, Fosterville and Stawell are forecasting production of 112,000 and 107,000 ounces of gold, respectively.

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 45). This metric is calculated by subtracting the net by-product revenues from non-gold metals from the actual cash cost of production. For the first three quarters of the year, the Canadian dollar had maintained relative parity with the US dollar, but moved back towards historical averages in the final quarter of 2008 in conjunction with the downturn in the world economy and declines in commodity prices. Although the costs of mining and milling inputs such as diesel fuel, steel grinding balls and labour escalated dramatically in the three years prior to the decline in commodity prices that occurred in the second half of 2008, the net cash cost of gold production at Kemess was actually below zero in 2007 and 2006 due to strong copper prices, which more than offset the adverse effects of rising input costs and the strengthening Canadian dollar. In 2008, the rapid decline in copper prices in the second half of the year, combined with lower ore grades, increased the net cash cost of production to $271 per ounce. In 2009, the combined effect of declining ore grades, the weaker Canadian dollar and declining prices for fuel and steel are expected to yield a net cash cost of $517 per ounce at Kemess.

In Australia, the net cash cost of production in 2008 was $831 per ounce at Fosterville and $555 per ounce at Stawell. Cash costs in 2009 are expected to decline to an average of $417 for these two mines as a result of operational improvements and the steep decline in the value of the Australian dollar relative to the US dollar. The Australian dollar peaked in 2008 at US$/A$0.979 and declined to $0.70 by the end of the year as commodity prices declined and the world economy slipped into recession.

Northgate Annual Report 2008 | 20

Commodity Price and Exchange Rates

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) made strong gains early in 2008, largely as a result of continued weakness in the US dollar. Gold prices reached an all-time high of $1,011 per ounce in March and averaged $911 per ounce in the first half of 2008. In the second half of the year, as the credit crisis deepened, the US dollar strengthened and gold prices moved lower, reaching an annual low of $713 per ounce on October 24. Subsequently, concerns about the health of the world economy and financial system pushed gold prices dramatically higher to close the year at $870 per ounce. From the perspective of gold producers like Northgate, whose production costs are largely denominated in currencies other than US dollars, the final months of 2008 and the early months of 2009 marked a significant period of profit margin expansion, as the US dollar price of gold increased without an offsetting decline in the value of the US dollar relative to other currencies.

In the first half of 2008, copper prices increased dramatically and continued with this momentum early into the second half of the year, reaching an all-time high of $4.08 per pound on the London Metal Exchange (“LME”) on July 3. However, the onset of the world financial crisis in the fall of 2008 had a devastating effect on copper prices as hedge funds were forced to liquidate their long positions and market sentiment turned against the metal as a result of concerns about future demand in light of the looming downturn in industrial production. Copper prices rapidly came off their all-time high, reaching a 2008 low of $1.26 on December 24, dropping 70% to close the year at $1.28 per pound. As a result of this decline, a number of Greenfield copper development projects and Brownfield expansions were put on indefinite hold. However, unlike zinc, nickel and aluminum, very little existing mine capacity was eliminated as copper prices did not fall far enough. Similar to previous years, the future direction of copper prices will depend on how robust demand is in China and India.

The Kemess South mine produces a gold-copper concentrate, which is shipped to Xstrata Canada Corporation's (“Xstrata”) Horne smelter in Rouyn-Noranda, Quebec, for smelting and refining. During 2008, annual terms for the processing of concentrate decreased to an all-time low of $45 per tonne of concentrate and $0.045 per pound of copper ($45/4.5) with no price participation. The decline in smelting and refining terms for copper concentrates in recent years was fueled by strong demand from recently constructed copper smelters in developing nations such as China and India, and strong sulphuric acid prices and cathode premiums. In the fourth quarter of 2008, the drop in commodity prices lead to a sharp reversal of the factors that had been supporting lower treatment and refining charges, leading to settlements of annual terms at $75/7.5 for 2009.

The Canadian dollar remained close to parity with the US dollar for the first half of 2008, reaching a high of $1.025 in February, supported by robust commodity prices and Canada's very positive current account balance. As the worldwide credit crisis and global recession took hold in the second half of 2008, the Canadian dollar declined dramatically to a low of $0.77 versus the US dollar in November before recovering somewhat to end the year at $0.82.

The Australian dollar followed a similar pattern hitting a high of US$/A$0.979 in mid-July, dropping precipitously to a low of $0.60 at the end of October before rebounding to close the year at $0.70.

The balance of this MD&A contains a detailed discussion of the factors contributing to Northgate's financial results for the past two years.

21 | Northgate Annual Report 2008

Management's Discussion & Analysis

Fosterville Gold Mine Performance
	2008[1]		2007
Operating Data
Ore mined (tonnes)	511,542		799,188
Ore milled (tonnes)	540,725		931,886
Ore milled per day (tonnes)	1,477		2,555
Gold
Grade (g/t)	5.39		3.27
Recovery (%)	70		77
Production (ounces) [2]	66,959		73,378
Sales (ounces)	58,876		n/a
Net cash cost ($/ounce)	831		n/a
Financial Data
Revenue	$50,255	$	n/a
Cost of Sales	48,433		n/a
Earnings (loss) from operations	(13,090)		n/a
Cash flow from operations	(1,971)		n/a
Capital expenditures [3]	38,637		n/a

1

2008 financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to December 31, 2008. Other production figures are for the full year period ending December 31, 2008.

2	2008 production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.

3	Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.

Operational Performance

The Fosterville Gold mine produced 66,959 ounces of gold during the twelve months ended December 31, 2008, which was lower than production in the prior year. Upon assuming control of the mine, Northgate temporarily suspended underground mining activities in order to facilitate a review of operating procedures at the mine and provide additional safety training to its mining personnel. Key initiatives were identified to ensure the long-term success of the mine, including a conversion to owner mining from contractor mining that was completed in May 2008. A gold recovery enhancement program successfully demonstrated that substantial gold recovery improvements could be obtained by introducing a heated leach process to the process flow. Construction of the heated leach circuit was commissioned in 2008 and is expected to be complete by the second quarter of 2009.

During 2008, 540,725 tonnes of ore at a grade of 5.39 grams per tonne (“g/t”) were milled. Gold recoveries in the milling circuit of 70% were significantly lower than the 77% achieved in 2007. Recoveries were negatively affected by the higher proportion of black shale ore that was processed in 2008. Once the heated leach circuit is commissioned, average gold recoveries are expected to improve to the 90% level.

Northgate Annual Report 2008 | 22

Total operating costs for the year were A$59,817,000, equating to an overall unit operating cost of A$141 per tonne of ore milled. Mining costs were A$76 per tonne of ore mined and milling costs were A$43 per tonne of ore milled. Unit costs during the year were higher than plan due to the lack of accessible mining areas, which resulted in low ore production from the mine. Mine development rates were improved in the latter half of the year, as ore production is no longer constrained. Unit operating costs are expected to drop significantly in 2009 due to higher ore production and cost reductions associated with the conversion to owner mining.

Net cash cost for the year was $831 per ounce of gold, which was negatively impacted by lower than forecast gold production and one-time charges related to the owner mining conversion and the gold recovery enhancement initiatives currently underway. Now that Northgate has resolved most of the operational deficiencies at Fosterville, efforts will turn to reduce operating costs and lower Australian dollar dominated cash costs per ounce by implementing a business improvement project at the mine. In 2009, Fosterville is forecasting production of 112,000 ounces of gold at a net cash cost of $445 per ounce.

Financial Performance

Fosterville's revenue from the date of acquisition until December 31, 2008 was $50,255,000 based on gold sales of 58,876 ounces. The cost of sales for this period was $48,433,000 and the depreciation and depletion expense was $11,301,000. The mine recorded a loss from operations for the period of $13,090,000 and utilized $1,971,000 in cash from operations.

Total investment in capital expenditures at Fosterville during the same period was $38,637,000, which includes $15,931,000 for mine development and $9,062,000 for capital leases related to the acquisition of plant and equipment resulting from the conversion to owner mining.

23 | Northgate Annual Report 2008

Management's Discussion & Analysis

Stawell Gold Mine Performance
	2008[1]		2007
Operating Data
Ore mined (tonnes)	629,665		652,372
Ore milled (tonnes)	698,396		721,723
Ore milled per day (tonnes)	1,908		1,978
Gold
Grade (g/t)	5.25		5.39
Recovery (%)	87		89
Production (ounces)	102,679		112,058
Sales (ounces)	84,200		n/a
Net cash cost ($/ounce)	555		n/a
Financial Data
Revenue	$73,595	$	n/a
Cost of Sales	46,530		n/a
Earnings from operations	111		n/a
Cash flow from operations	22,462		n/a
Capital expenditures [2]	26,336		n/a

1

2008 financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to December 31, 2008. Other production figures are for the full year period ending December 31, 2008.

2	Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.

Operational Performance

The Stawell Gold mine produced 102,679 ounces of gold during the twelve months ended December 31, 2008, which was lower than in the prior year but consistent with plan. In 2009, production is forecast to be 107,000 ounces.

Since acquiring the Stawell mine, Northgate has initiated and implemented several initiatives to improve the efficiency of the mine. These initiatives include upgraded mine ventilation and cooling systems to improve the working environment and the commissioning of a new fleet of three 60-tonne haulage trucks. These larger trucks will reduce unit hauling costs and enhance the profitability of the Stawell mine.

Approximately 698,396 tonnes of ore at a grade of 5.25 g/t were milled in 2008. Gold recoveries in the mill were 87%, which were on target with plan and consistent with historic ranges. Total operating costs during the period were A$56,350,000 equating to an overall unit operating cost of A$93 per tonne of ore milled. Mining costs were A$62 per tonne of ore mined and milling costs were A$26 per tonne of ore milled.

Northgate submitted an application to the Department of Primary Industries (“DPI”) for a permit to elevate the height of the existing tailings dam by six metres (“m”), thereby extending the capacity of the tailings dam by nine years. In early 2009, the DPI approved this application and capital works have begun for a three-metre lift, which will be completed by mid-2009.

Northgate Annual Report 2008 | 24

The net cash cost of gold for the year of $555 per ounce was negatively impacted by higher costs for consumables, increased activity in development advance and an unusually high amount of definition drilling to delineate future ore stopes. In 2009, Stawell is forecast to produce 107,000 ounces of gold at a net cash cost of $388 per ounce in 2009.

Underground mine development continued in the Golden Gift (“GG”) production zones during the year and the development advance totalled 5,257 m, which was consistent with plan.

Financial Performance

Stawell's revenue from the date of acquisition until December 31, 2008 was $73,595,000 based on gold sales of 84,200 ounces. The cost of sales for this period was $46,530,000 and the depreciation and depletion expense was $22,843,000. Earnings from operations before income taxes recorded for the period was $111,000 and the mine generated $22,462,000 in cash flow from operations during the year.

Total investment in capital expenditures at Stawell during the same period was $26,336,000, which includes $14,700,000 for mine development and $5,921,000 for capital leases related to the new fleet of haulage trucks.

Mine Life Extension

In September 2008, after five months of drilling at Stawell, Northgate announced the delineation of an additional 140,000 ounces of gold reserves at a finding cost of approximately $20 per ounce, extending the current mine life by a further 18 months until the fourth quarter of 2011. Reserves were increased in all areas of the mine, through a combination of exploration drilling, resource definition drilling and grade control drilling.

The most significant addition to the mineral reserves and resources originated from the GG6 zone, where 61,000 ounces of reserves and 24,000 ounces of inferred resources have thus far been delineated. Development towards GG6 is scheduled to begin in April 2009.

A Technical Report compliant with National Instrument 43-101 of the Canadian Securities Administrators, outlining in detail these reserve additions, was filed on SEDAR on October 22, 2008.

25 | Northgate Annual Report 2008

Management's Discussion & Analysis

Kemess South Mine Performance
	2008	2007
Operating Data
Ore plus waste mined (tonnes)	28,260,894	42,025,404
Ore mined (tonnes)	13,851,896	17,060,785
Stripping ratio (waste/ore)	1.04	1.46
Ore stockpile rehandle (tonnes)	7,152,037	4,012,198
Ore milled (tonnes)	16,924,271	17,802,317
Ore milled per day (tonnes)	46,252	48,773
Gold
Grade (g/t)	0.505	0.627
Recovery (%)	67	68
Production (ounces)	185,162	245,631
Sales (ounces)	168,504	259,182
Copper
Grade (g/t)	0.174	0.214
Recovery (%)	79	81
Production (thousand pounds)	51,906	68,129
Sales (thousand pounds)	49,639	69,698
Net cash cost ($/ounce)	271	(22)
Financial Data
Revenue	$304,042	407,734
Cost of Sales	215,971	226,933
Earnings from operations	53,994	122,250
Cash flow from operations	93,603	145,676
Capital expenditures	8,076	13,741

Operational Performance

Gold and copper production at Kemess in 2008 declined to 185,162 ounces and 51.9 million pounds, respectively, as the grade and tonnes of ore mined declined. Issues encountered, which had a negative impact on production, included power outages by BC Hydro, remediation of the west wall of the pit where localized sloughing occurred, and the collapse of a buried section of the process water line connecting the process water pond to the mill. An insurance claim to recover losses related to the process water interruption has been submitted to Northgate's insurer, but no settlement amount was accrued at December 31, 2008.

Northgate Annual Report 2008 | 26

Ore and waste mined from the open pit totalled 28.3 million tonnes in 2008 compared to 42.0 million tonnes mined in the prior year and will continue to decline as waste stripping is reduced towards the end of the Kemess South mine life. However, ore milled in 2008 remained relatively consistent over the prior year as mill feed was sourced from various low grade stockpiles. In 2008, stockpiled ore rehandle amounted to 7.2 million tonnes compared to only 4.0 million tonnes in 2007. The unit cost for mining in 2008 increased to Cdn$2.12 per tonne compared with Cdn$1.76 per tonne in 2007. The unit cost increase was primarily the result of increased haul distances related to the deepening of the open pit, increased prices for diesel fuel and increased maintenance costs for mobile equipment.

Mill throughput at Kemess in 2008 was 46,252 tonnes per day (“tpd”) compared to 48,773 tpd in 2007, as a result of the mine production and mill operational issues previously discussed. Mill availability of 85% continued to be excellent in 2008 and was consistent with the prior year.

Average gold and copper recoveries in 2008 were 67% and 79%, respectively, compared with 68% and 81% recorded in 2007. While gold recoveries were slightly lower than one year ago, metallurgical performance in 2008 was better than plan on the lower grade ore that was milled.

The average unit cost of production at Kemess in 2008 was Cdn$13.51 per tonne milled, which was 3% higher than the Cdn$13.18 per tonne milled recorded in 2007. These unit costs include marketing costs of Cdn$3.14 in 2008 and Cdn$3.67 in 2007, comprised mainly of treatment and refining costs and concentrate transportation fees. The increase in unit cost was due primarily to the lower throughput in 2008, which was mitigated by the decline in 2008 settlement terms for treatment and refining charges. Although total tonnes moved was 23% lower and mill throughput was about the same, site operating costs increased 4% due to higher costs for consumables such as diesel fuel, mill steel, equipment maintenance and labour costs. The net cash cost of production was $271 per ounce of gold produced in 2008, compared with negative $22 per ounce in 2007. The increased cash cost in 2008 was primarily attributable to lower copper prices and gold production.

The Kemess South mine is forecast to produce 173,000 ounces of gold and 53.8 million pounds of copper during 2009 at a net cash cost of $517 per ounce.

27 | Northgate Annual Report 2008

Management's Discussion & Analysis

Financial Performance

Revenue generated from the Kemess mine in 2008 was $304,042,000 compared with $407,734,000 in 2007, excluding the effects of mark-to-market adjustments on Northgate's copper hedge book. Revenues declined due to lower metal sales, which were only partially offset by higher metal prices. Metal sales in 2008 consisted of 168,504 ounces of gold and 49.6 million pounds of copper compared with 259,182 ounces of gold and 69.7 million pounds of copper in 2007.

During 2008, the price of gold on the LBM averaged $873 per ounce and the price of copper on the LME averaged $3.14 per pound. Net realized prices for sales during the year were approximately $884 per ounce of gold and $2.78 per pound of copper. Since Northgate's metal pricing quotational period was three months after the month of arrival (“MAMA”) at the smelting facility for copper and one MAMA for gold, the realized prices reported differ from the average annual reference prices. The realized price calculation incorporates the actual settlement price for prior period sales, as well as the forward price profiles of both metals at December 31 for unpriced sales. Also, while Northgate had not hedged any of its 2008 copper production, forward sales contracts for copper related to 2007 production that were settled in early 2008 also had an impact on the realized price. The average market prices for gold and copper in 2007 were $696 per ounce and $3.23 per pound, respectively, while realized prices were $594 per ounce and $3.11 per pound. All of Kemess' gold and copper sales during 2008 were sold at market prices compared to 2007, when a significant portion of Kemess' sales were hedged at lower than prevailing prices. The cost of sales in 2008 was $215,971,000 compared with $226,933,000 in 2007. Metals sales declined significantly in 2008, but cost of sales fell only modestly in 2008. This was a result of higher site operating costs and a stronger Canadian dollar through most of the year, which were offset by reductions in concentrate treatment and refining charges.

Depreciation and depletion expenses were $32,912,000 in 2008 compared with $33,954,000 in 2007. While fewer tonnes of ore were mined out of the Kemess South pit, the mill processed a similar volume of ore as low grade stockpiles were drawn down to feed the mill. The depreciation and depletion expense for 2008 reflects the recognition of depreciation, which had been capitalized in ore stockpiles. The amortization of most of Kemess' mineral property, plant and equipment is based on the unit-of-production method, as ore is mined from the Kemess South pit.

Exploration expenditures during 2008 were limited to $498,000 compared with $3,369,000 in 2007 as the mine approaches the end of its reserve life.

Capital expenditures decreased to $8,076,000 in 2008 compared to $13,741,000 in 2007. The most significant capital expenditure in 2008 was $4,018,000 relating to the construction of the tailings dam.

Northgate Annual Report 2008 | 28

Corporate Administration

At December 31, 2008, 16,200 tonnes of copper forward sales contracts remained outstanding at an average price of $2.52 per pound for the period from November 2009 through October 2010. The change in fair value of the forward contracts during the year was a gain of $32,716,000. The fair value of these contracts at December 31, 2008 was an asset of $37,134,000 of which $6,338,000 is included in trade and other receivables for contracts expiring in 2009 and $30,796,000 is included in other assets. Northgate had no forward gold contracts outstanding at December 31, 2008.

In February 2009, Northgate closed out 9,000 tonnes of these copper forward sales contracts for proceeds of $19,182,000. The contracts closed out were equally spread over the maturity dates from November 2009 to October 2010.

Corporate administration costs in 2008 were $11,863,000 compared with $10,461,000 in 2007. This increase is due primarily to administrative expenditures in Australia of $2,302,000. Canadian corporate expenditures declined to $9,561,000 in 2008 resulting from lower compensation expenses in the corporate office reflecting the current economic conditions, as well as reduced corporate development expenditures.

Northgate granted a total of 1,685,000 options to employees in 2008, compared with 1,475,000 granted in 2007. At December 31, 2008, there were 5,758,500 options outstanding, of which 3,080,400 were exercisable.

Exploration costs in 2008 were $32,595,000 compared to $29,887,000 in 2007. The increase in exploration costs was partly driven by expenditures of $7,263,000 relating to Northgate's Australian exploration program. Fosterville and Stawell incurred exploration costs of $3,155,000 and $4,108,000, respectively, as both sites continue to identify additional zones to extend mine life. This increase was offset by a decrease in Canadian exploration expenses of $4,555,000. In Canada, exploration costs of $25,332,000 were incurred primarily at the Young-Davidson property where the underground ramp development was completed in December and the remaining shaft refurbishment continues.

Northgate recognized an income tax expense of $29,750,000 for the year ended December 31, 2008, compared to a recovery of $6,026,000 for the year ended December 31, 2007. Current tax expense of $5,261,000 is down slightly from $6,446,000 in 2007 due to lower taxable income from Northgate's Canadian operations as a result of lower copper prices. The Australian operations were not cash taxable in 2008. The significant increase in future income tax expense is due to the reversal of a future tax asset of $11,000,000 related to British Columbia mineral taxes, which had been recognized in previous years when the consensus forward price of copper was in excess of $3.00 per pound. The increase also reflects the future tax impact of $12,785,000 relating to Northgate's copper forward contracts, which are now in a significant asset position.

Cash paid during the period for income taxes was $6,053,000 while no cash taxes were paid in the corresponding year of 2007. Cash income tax payments are related entirely to Northgate's Canadian operations, which became cash taxable for the first time in 2007 and are expected to remain cash taxable in 2009.

29 | Northgate Annual Report 2008

Management's Discussion & Analysis

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results for the previous eight quarters.

	2008 Quarter Ended				2007 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$136,748	$99,267	$138,880	$86,093	$95,599	$86,756	$80,878	$74,313
Earnings (loss)	18,646	(29,438)	1,085	20,427	33,309	(11,937)	8,647	9,406
Earnings (loss) per share
Basic	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04
Diluted	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04
Metal Production
Gold (ounces)	118,265	64,588	83,561	88,386	41,467	70,055	65,999	68,110
Copper (000s pounds)	14,391	9,195	13,940	14,380	16,766	18,822	14,839	17,702
Realized Metal Prices
Gold ($/ounce)	814	868	883	962	561	608	564	579
Copper ($/pound)	0.46	2.04	4.10	3.68	3.30	2.94	3.26	3.03

In 2008, gold production increased early in the year with the addition of the Fosterville and Stawell mines on February 18, 2008. In the first half of the year, net earnings were lower than expected, as a result of lower gold output from the Australian mines in addition to one-time costs as various production enhancing initiatives were implemented. Production in the third quarter was impacted by unusual disruption events at the Kemess mine and ongoing challenges at the Australian operations. Net earnings in the third and fourth quarters of 2008 also included charges of $16,912,000 and $3,398,000, respectively, to recognize an other than temporary impairment on Northgate's ARS investments. Results in the fourth quarter of 2008 improved markedly, driven by a significant increase in gold production at Fosterville and Stawell compared to previous quarters. Decreased revenues from Kemess resulting from lower copper prices and lower than budgeted production were partially offset by an increase in the value of Northgate's copper forward contracts. Net earnings in the fourth quarter were reduced by a future income tax expense comprised mainly of the reversal of a future tax asset relating to mineral taxes and the future tax impact of Northgate's copper forward contracts, which are in a significant asset position.

Quarterly revenues increased steadily in 2007, due primarily to increasing copper and gold prices although metal production was higher in the first half of the year than in the second half of the year. In the fourth quarter of 2007, a significant crack developed in the main Kemess haul road necessitating the realignment of the road during November and December. During this period, the Kemess mill processed a variety of metallurgically challenging ores from surface stockpiles. The combination of high native copper supergene ore and harder lower grade hypogene ore was processed at a lower rate than expected due to a variety of weather-related issues and recoveries below management's expectations. In the third quarter of 2007, Northgate recorded a write-down of its Kemess North property for $31,433,000.

Northgate Annual Report 2008 | 30

Liquidity and Capital Resources

At December 31, 2008, Northgate had working capital of $21,947,000 compared with working capital of $235,739,000 at December 31, 2007. The decrease in working capital was primarily the result of the acquisition of Perseverance. Northgate purchased all of the outstanding ordinary shares, warrants, options and convertible securities of Perseverance for cash. Cash and cash equivalents at December 31, 2008 amounted to $62,419,000 compared with $266,045,000 at December 31, 2007.

Northgate's investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. In view of the current worldwide financial crisis, all cash and cash equivalents are currently being held in cash with chartered banks in Canada and major banks in Australia.

In 2008, Northgate generated cash flow from operations of $64,988,000 compared to $125,285,000 in 2007. Cash flow from operations was negatively impacted by lower gold production at the Kemess and Fosterville mines and the dramatic decline in copper prices. Based on forecasted gold and copper prices and foreign exchange rates used in the current production forecasts, Northgate believes that its working capital at December 31, 2008, together with future cash flow from operations, is sufficient to meet Northgate's normal operating requirements for the next year. There are no material restrictions on the ability of the Corporation's subsidiaries to transfer funds to the Corporation.

On June 6, 2008, Northgate filed a short form universal base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement was filed with the SEC. The Prospectus will facilitate offerings of Northgate's debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to Northgate if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Northgate is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which Northgate is a party.

In general, Northgate manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. Northgate monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner. Northgate believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata, a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements are put in place.

31 | Northgate Annual Report 2008

Management's Discussion & Analysis

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui's parent company, Mitsui and Co., Ltd. of Japan. At December 31, 2008, there is credit risk as the forward contracts have an unrealized gain, which has been recognized as an asset.

Northgate limits its exposure to credit risk on investments by investing only in securities rated R1/P1/A1 for short-term investments and AAA for longer-term securities by credit rating agencies such as S&P and Moody's. Management continuously monitors the fair value of its investments, including ARS (refer to ARS discussion below) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as Northgate places deposits only with major established banks in Canada and Australia.

The carrying amount of financial assets represents the maximum credit exposure. As at December 31, 2008, Northgate's gross credit exposure is as follows:

	2008	2007
Cash and cash equivalents	$62,419	$266,045
Trade and other receivables	11,972	6,890
Unrealized gain on copper forward contracts – short-term	6,338	7,124
Restricted cash	22,614	69,125
Long-term receivables	—	25,117
Unrealized gain on copper forward contracts – long-term	30,796	—
Unrealized gain on other hedge contracts	—	10,646
Auction rate securities	39,291	69,397
	$173,430	$454,344

Liquidity Risk – Liquidity risk is the risk that Northgate will not be able to meet its financial obligations as they fall due. Northgate manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to Northgate's reputation.

Northgate uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes in market prices, including: i) commodity prices; ii) foreign exchange rates; and, iii) interest rates, which will affect Northgate's income or the value of its financial instruments. Northgate manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk. Northgate's Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate these risks.

i.	Commodity Price Risk – Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity.

Northgate Annual Report 2008 | 32

Northgate reviews major input prices on a regular basis and may enter into long-term contracts to mitigate price volatility. Northgate also monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, Northgate is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

The value of Northgate's copper forward sales contracts are exposed to the movement in the copper price. A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2008, and consequently earnings before income taxes, by $1,703,000.

All of Northgate's future gold production is unhedged and is fully exposed to future price movements. Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related payable as at December 31, 2008 and earnings before income taxes by $485,000 for the year ended December 31, 2008. A $10 per ounce change in the price of gold would have changed the related payable as at December 31, 2008 and earnings before income taxes by $268,000 for the year ended December 31, 2008.

ii.

Foreign Exchange Rate Risk – Northgate is exposed to foreign exchange risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant effect on future earnings. A 10% change of the US dollar against the Canadian dollar as at December 31, 2008 would have changed earnings before income taxes by $2,684,000 for the year ended December 31, 2008. This analysis assumes that all other variables, in particular interest rates, remain constant.

Northgate is also exposed to the effect of movements in Australian dollar relative to the US dollar, which may also have a significant effect on Northgate's net investment in its Australian operations.

iii.

Interest Rate Risk – Northgate is exposed to interest rate risk on its Short-Term Loan (refer to the discussion on Short-Term Loan under “Investments” below) and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate. A change of 50 basis points in the LIBOR rate for the year ended December 31, 2008 would have changed earnings before income taxes by $226,000 for the year ended December 31, 2008. This assumes all other variables, in particular foreign currency rates, remain constant.

Capital Lease Financing: Northgate invested significantly in plant and equipment at the Fosterville and Stawell mines during 2008. Total capital lease financing at Fosterville and Stawell for the year ended December 31, 2008 was $14,983,000 with terms ranging from two to three years. At December 31, 2008, total remaining capital lease obligations were $10,744,000, of which $4,533,000 will be paid in the upcoming year.

Investments: Northgate continues to hold certain ARS investments. The par value of the ARS investments is $72,600,000. All of the ARS currently held by Northgate were rated “AAA” at the time of purchase.

33 | Northgate Annual Report 2008

Management's Discussion & Analysis

ARS are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by Northgate to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to Northgate. All ARS currently held by Northgate were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate's internal investment management policy. Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation received from Lehman a loan collateralized by the ARS held in Northgate's investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”).

Based on investigation conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate's account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate's investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. Northgate has alleged that Lehman's inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off' the debt owing by Northgate to Lehman against the damages claimed by Northgate from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of Northgate are held, based on available information, Northgate believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that Northgate now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, Northgate has arranged for the filing of the necessary proof of claim in bankruptcy with the appropriate authorities. Northgate continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Annual Report 2008 | 34

The estimated fair value of Northgate's ARS holdings at December 31, 2008 was $39,291,000, which reflects a $30,106,000 decline from the estimated fair value of $69,397,000 at December 31, 2007. Following the bankruptcy of Lehman, Northgate retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the issuer, the credit position of financial guarantors and the value of investments and reserves held by the issuers. While Northgate continues to earn interest on all its ARS investments, the estimated fair value of those issued by derivative product companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, for its investments in these particular securities, Northgate has recognized an other than temporary impairment of $20,310,000 into earnings for the year ended December 31, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings and continuing adversity in the credit and capital markets.

Based on information currently available, Northgate believes that the decline in estimated fair value for the remainder of its ARS investments (issued by Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these particular securities have a lower probability of future default, continue to make interest payments at present, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that the actual damage to Northgate would be considered to be equal to the par value of the securities under applicable US laws.

Short-Term Loan: Northgate received from Lehman the Short-Term Loan collateralized by Northgate's ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of December 31, 2008, the principal outstanding on the Short-Term Loan was $43,096,000. Northgate continues to treat the Short-Term Loan as an obligation and has continued to classify it as a current liability based on its original maturity date.

Taxes: In March 2005, Northgate received correspondence from the Canada Revenue Agency (“CRA”) indicating that the CRA's initial estimate of Northgate's 95% royalty interest on the Kemess property (which had been converted to an equity interest in December 2000) was significantly lower than Northgate's initial valuation. The Corporation filed its response with the CRA in June 2005. The CRA remained silent on the matter until July 2007.

Northgate continued discussions with the CRA and its independent advisor, Natural Resources Canada, and provided them with an independent valuation, which supported Northgate's position. In early 2009, Northgate received notice from the CRA indicating that it had accepted Northgate's initial valuation and that the matter was closed.

35 | Northgate Annual Report 2008

Management's Discussion & Analysis

Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance with a total of A$230,552,000 ($210,831,000) being paid to Perseverance securityholders. The financial results of Perseverance have been included in Northgate's consolidated financial statements from February 19, 2008.

In connection with the acquisition of Perseverance, Northgate was required to pledge a cash amount of A$109,400,000 in the form of a stand-by letter of credit (“SBLC”) in favour of a major Australian financial institution.

A portion of the SBLC was released upon Northgate satisfying a portion of the debt obligations it assumed in connection with the Perseverance acquisition. The funds remaining in the SBLC at December 31, 2007 were used to settle Perseverance's gold forward contracts for A$49,317,000 ($45,550,000) and to pledge certain performance guarantees in Australia for A$8,020,000 ($7,434,000). The SBLC was fully extinguished in the second quarter of 2008.

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects and conducts regular corporate audits of all of its properties.

Northgate regularly updates its estimate of future site reclamation and closure costs. The total provision at December 31, 2008 for site closure and reclamation is $46,269,000. The obligations per mine site are as follows:

	2008	2007
Kemess South mine	$38,069	$48,634
Stawell Gold mine	4,044	—
Fosterville Gold mine	3,740	—
Young-Davidson property	416	486
	$46,269	$49,120
Estimated undiscounted cash flows used to determine the total liability	$52,543	$53,600

At December 31, 2008, Northgate had security bonds totalling Cdn$18,409,000 (2007 – Cdn$17,409,000) posted in connection with its reclamation permit for the Kemess South mine and the Young-Davidson property. During 2002, Northgate and the Government of British Columbia amended the reclamation permit such that Northgate agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of Cdn$800,000 due on December 31, 2009 for the Kemess South mine. Northgate made a Cdn$1,000,000 installment payment at the end of 2008 in accordance with the reclamation permit.

At December 31, 2008, Northgate also had cash deposits of A$10,463,000 (2007 – nil) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell.

Northgate Annual Report 2008 | 36

Human Resources

Northgate's success is in great part dependent on recruiting and retaining a competent, professional workforce. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. Northgate also maintains a staff development and succession program for its key executives and operational management.

Northgate also offers a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2008, 5,758,500 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage a long-term view toward creating shareholder value. An employee share purchase plan (“ESPP”) is also available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employee's contribution.

Hourly employees at Kemess are members of the International Union of Operating Engineers (Local 115). In April 2008, a new three-year agreement was ratified, which will expire on December 31, 2011. The agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess until the employee's last scheduled shift.

In April 2008, Northgate put in place Australian Workforce Agreements and a Greenfield agreement at Fosterville as part of the conversion to owner mining from contract mining. Virtually all of the employees of the contractor joined Northgate during this conversion. These agreements were designed to last for a period of one year and negotiations have already begun towards a collective agreement with the workforce at Fosterville.

On September 26, 2008, a new three-year collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. This agreement replaces the previous three-year agreement that expired on September 26, 2008.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2008.

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$56,469	$—	$—	$—	$56,469
Severance and long service leave [1]	1,702	5,623	419	435	8,179
Capital lease obligations (including interest component)	5,314	6,666	—	—	11,980
Operating leases	461	14	9	—	484
Short-Term Loan [2]	43,096	—	—	—	43,096
Asset retirement obligations [3]	9,987	28,604	12,375	1,577	52,543
Closure bonding requirements	653	—	—	—	653
3 Nations funding	817	817	—	—	1,634

1

The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2008, accrued severance of $1,423,000 has been recognized in other liabilities. The provision for long service leave included above is undiscounted.

2	The Short-Term Loan is secured by Northgate's ARS investments. This amount represents the principal amount only.

3

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$18,409,000 in security bonds. The portion for Fosterville and Stawell is backed by A$10,463,000 in security bonds.

37 | Northgate Annual Report 2008

Management's Discussion & Analysis

Northgate has a multi-year agreement with Xstrata for the shipment and sale of Kemess gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $75/7.5 with no price participation fee for 2009. This agreement expires on December 31, 2009.

Northgate's interest in Kemess is subject to a 1.62% royalty on the value of payable metals produced.

Northgate also has an exclusive sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell.

In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the existing Kemess South mine. Northgate continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

Northgate has a commitment to reclaim land occupied by its mines once operational activities have ceased and is committed to reclaiming any disturbance as a result of exploration and development activities. The undiscounted costs for reclamation are currently $52,543,000. Reclamation for Kemess is expected to take place primarily from 2009 to 2013 with some expenditures, such as monitoring, to continue afterwards. Mine expenditures at Fosterville and Stawell are expected to be spent between 2009 and 2015 with some expenditures to continue until 2019.

Northgate also has a commitment to reclaim the Young-Davidson property after completion of the advanced exploration phase.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate's management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

Northgate's management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate's DCP, as required in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate's DCP were effective.

Internal Control Over Financial Reporting

Northgate's management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate's consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Northgate;
Northgate Annual Report 2008 | 38

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Northgate; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northgate's assets that could have a material effect on the annual financial statements or interim financial statements.

Northgate's management, with the participation of the CEO and CFO, evaluated the effectiveness of the Corporation's ICFR as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Northgate acquired Perseverance during 2008, and management excluded from its assessment of the effectiveness of the Corporation's ICFR as of December 31, 2008, Perseverance's ICFR associated with total assets of $305,066,000 and total revenues of $123,850,000 included in the consolidated financial statements of Northgate as of and for the year ended December 31, 2008.

Based upon its assessment, management concluded that, as of December 31, 2008, the Corporation's ICFR was effective.

Northgate continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

No changes were made in Northgate's ICFR during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect, our ICFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

At Kemess, future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, price participation charges of custom smelters for processing concentrate and rail, truck and ocean freight rates associated with delivering this concentrate to market. These prices and charges can vary significantly from year to year and affect revenue and earnings at Kemess. Operating costs at the mine are largely denominated in Canadian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/Cdn$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

At Fosterville and Stawell, future revenues are dependent on the Australian dollar price of gold, which has recently been particularly volatile. Operating costs at Fosterville and Stawell are largely denominated in Australian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/A$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

39 | Northgate Annual Report 2008

Management's Discussion & Analysis

Fluctuations in interest rates can affect Northgate's results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

The following table shows the approximate impact on Northgate's 2009 earnings before tax and operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2009, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2008.

	Change	Impact of Annual Earnings and Operating Cash Flow (millions)
Gold price	$10 per ounce	$4.2
Copper price	$0.05 per pound	$3.0
US$/Cdn$ exchange rate	$0.01	$2.0
US$/A$ exchange rate	$0.01	$1.5

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the mineral reserves and resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities which exceed policy limits. In such case, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Northgate Annual Report 2008 | 40

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Northgate's mining operations and exploration activities are subject to extensive federal, provincial and state regulations in Canadian and Australia governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with Aboriginal groups and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders. On June 6, 2008 Northgate filed the Prospectus with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with, and declared effective by, the SEC. The Prospectus will facilitate offerings of Northgate's debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.

Labour Matters

Northgate is dependent upon its workforce to conduct its operations. Northgate's three operating mines have programs to recruit and train the necessary manpower for their operations, but each mine's output may be affected by strikes, lockouts and other work stoppages at and around each mine.

41 | Northgate Annual Report 2008

Management's Discussion & Analysis

Critical Accounting Estimates

Northgate's accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate's consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess concentrate upon transfer of title and delivery at the receiving smelter, which typically occurs within seven days of the date that such concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the customer's agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

Northgate Annual Report 2008 | 42

A significant portion of Northgate's mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate's earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate's earnings and net assets.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers' capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions, which have negatively impacted individual securities.

43 | Northgate Annual Report 2008

Management's Discussion & Analysis

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Implementation of an IFRS conversion plan, which was developed in 2008, has begun and key finance personnel have undergone in-depth training regarding significant IFRS-GAAP differences, particularly as they relate to the mining industry.

To date, Northgate has performed an analysis of the significant IFRS-GAAP differences with respect to the financial statements and disclosures. In 2009, Northgate will continue to identify and quantify the potential effect of these differences. An assessment of the impact of the conversion on Northgate's information technology systems, ICFR, DCP and business activities will be undertaken in 2009 and updates on the progress of and changes to the conversion plan will be reported throughout the year. By the end of 2009, Northgate will provide disclosure on major identified differences between current accounting policies and the changes anticipated to prepare IFRS financial statements.

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with IFRS IAS 38, Intangible Assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal, entities will no longer be able to defer certain costs and revenues incurred and earned prior to commercial production at new mine operations. The new requirements are effective on January 1, 2009, but are not expected to have a material impact on Northgate's consolidated financial statements.

Northgate Annual Report 2008 | 44

Non-GAAP Measures

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies. A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the table below.

Cash costs include financial data and gold production of Perseverance from February 19 to December 31, 2008.

Full Year 2008	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	60,540	85,824	185,162	331,526
Cost of sales	$48,433	$46,530	$215,971	$310,934
Change in inventories and other	1,850	1,105	(966)	1,989
Gross copper and silver revenue	—	—	(164,817)	(164,817)
Total cash cost	$50,283	$47,635	$50,188	$148,106
Cash cost per ounce	$831	$555	$271	$447

Full Year 2007		Fosterville		Stawell	Kemess	Combined
Gold production (ounces)		n/a		n/a	245,631	245,631
Cost of sales	$	n/a	$	n/a	$226,933	$226,933
Change in inventories and other		n/a		n/a	(8,616)	(8,616)
Gross copper and silver revenue		n/a		n/a	(223,721)	(223,721)
Total cash cost	$	n/a	$	n/a	$(5,404)	$(5,404)
Cash cost per ounce	$	n/a	$	n/a	$(22)	$(22)

45 | Northgate Annual Report 2008

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 13, 2009

Northgate Annual Report 2008 | 46

Auditor's Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, cash flows and shareholder's equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 13, 2009

47 | Northgate Annual Report 2008

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2008	2007
Assets
Current Assets
Cash and cash equivalents	$62,419	$266,045
Trade and other receivables	18,310	14,014
Income taxes receivable	6,837	—
Inventories (note 5)	41,546	35,234
Prepaids	1,989	3,087
Future income tax asset (note 17)	5,259	1,194
	136,360	319,574
Other assets (note 6)	53,606	80,181
Long term receivables	—	25,117
Deferred transaction costs (note 7)	775	1,799
Future income tax asset (note 17)	3,741	16,507
Mineral property, plant and equipment (note 8)	357,725	121,337
Investments (note 9)	39,422	70,074
	$591,629	$634,589
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$56,469	$32,551
Income taxes payable	—	3,310
Short term loan (note 10)	43,096	44,835
Capital lease obligations (note 11)	4,533	2,267
Provision for site closure and reclamation costs (note 13)	8,420	—
Future income tax liability (note 17)	1,895	872
	114,413	83,835
Capital lease obligations (note 11)	6,211	282
Other long-term liabilities (note 12)	3,368	12,089
Provision for site closure and reclamation obligations (note 13)	37,849	49,120
Future income tax liability (note 17)	14,350	2,487
	176,191	147,813
Shareholders' Equity
Common shares (note 15A)	311,908	309,455
Contributed surplus	5,269	3,940
Accumulated other comprehensive income	(89,503)	(3,282)
Retained earnings	187,764	176,663
	415,438	486,776
	$591,629	$634,589

Commitments and contingencies (notes 11 and 21)
Subsequent event (notes 16)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey, Director	Terrence A. Lyons, Director

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2008	2007
Revenue	$460,988	$337,546
Cost of sales	310,934	226,933
Depreciation and depletion	67,290	34,140
Administrative and general	11,863	10,461
Net interest income	(6,937)	(17,124)
Exploration	32,595	29,887
Currency translation gain	(6,830)	(6,704)
Accretion of site closure and reclamation costs	1,984	2,559
Write-down of mineral property (note 8)	—	31,815
Write-down of auction rate securities (note 9)	20,310	—
Other income (note 19)	(10,691)	(7,820)
	420,518	304,147
Earnings before income taxes	40,470	33,399
Income tax recovery (expense) (note 17)
Current	(5,261)	(6,446)
Future	(24,489)	12,472
	(29,750)	6,026
Net earnings	$10,720	$39,425
Other comprehensive income
Reclassification of net realized gains on available for sale
securities to net earnings	—	(315)
Unrealized loss on available for sale securities	(30,652)	(3,296)
Reclassification of other than temporary loss on available
for sale securities to net earnings	20,310	—
Unrealized loss on translation of self-sustaining operations	(75,879)	—
Reclassification of deferred losses on gold forward contracts
to net earnings, net of tax of $9,843	—	19,005
	(86,221)	15,394
Comprehensive income (loss)	$(75,501)	$54,819
Net earnings per share
Basic	$0.04	$0.16
Diluted	$0.04	$0.15
Weighted average shares outstanding
Basic	255,269,183	254,166,789
Diluted	255,453,093	255,257,756

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2008	2007
Operating activities:
Net earnings for the year	$10,720	$39,425
Non-cash items:
Depreciation and depletion	67,290	34,140
Unrealized currency translation losses (gains)	(6,320)	1,362
Gain on agreement to purchase Perseverance hedge portfolio	(9,836)	(10,646)
Accretion of site closure and reclamation costs	1,984	2,559
Amortization of hedging losses	—	28,848
Amortization of deferred charges	227	214
Stock-based compensation	2,022	1,829
Accrual of employee severance costs	1,571	—
Future income tax expense (recovery)	24,489	(12,472)
Change in fair value of forward contracts	(32,716)	22,746
Write-down of auction rate securities	20,310	—
Write-down of mineral property	—	31,815
Gain on sale of investments	(1)	(315)
Changes in operating working capital and other (note 20)	(14,752)	(14,220)
	64,988	125,285
Investing activities:
Release of restricted cash	67,496	—
Increase in restricted cash	(25,011)	(51,000)
Purchase of plant and equipment	(27,940)	(13,825)
Mineral property development	(30,450)	—
Transaction costs paid	(2,893)	(1,673)
Acquisition of Perseverance, net of cash acquired of $14,306 (note 4)	(198,772)	—
Acquisition of receivables	—	(25,434)
Repayment of Perseverance hedge portfolio	(45,550)	—
Proceeds from sale of equipment	3,389	—
Purchase of investments	—	(72,922)
Proceeds from sale of investments	1	—
	(259,730)	(164,854)
Financing activities:
Repayment of capital lease obligation	(6,259)	(2,476)
Financing from credit facility	9,147	44,835
Repayment of credit facility	(10,886)	—
Repayment of other long-term liabilities	(946)	—
Issuance of common shares	1,760	1,056
	(7,184)	43,415
Effect of exchange rate changes on cash and cash equivalents	(1,700)	—
Increase (decrease) in cash and cash equivalents	(203,626)	3,846
Cash and cash equivalents, beginning of year	266,045	262,199
Cash and cash equivalents, end of year	$62,419	$266,045

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

					Accumulated
	Number of	Common			Other
Thousands of US dollars,	Common	Shares	Contributed	Retained	Comprehensive
except share amounts	Shares	Amount	Surplus	Earnings	Income	Total
Balance at December 31, 2006	253,700,033	$307,914	$2,596	$137,238	$—	$447,748
Transitional adjustment on
adoption of financial
instruments standards	—	—	—	—	(18,676)	(18,676)
Shares issued under
employee share purchase plan	177,209	367	—	—	—	367
Shares issued on
exercise of options	575,620	991	(302)	—	—	689
Stock-based compensation	—	183	1,646	—	—	1,829
Net earnings	—	—	—	39,425	—	39,425
Other comprehensive income	—	—	—	—	15,394	15,394
Balance at December 31, 2007	254,452,862	309,455	3,940	176,663	(3,282)	486,776
Transitional adjustment
on adoption of inventory
standard (note 3)	—	—	—	381	—	381
Shares issued under
employee share purchase plan	382,909	406	—	—	—	406
Shares issued on
exercise of options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	10,720	—	10,720
Other comprehensive income	—	—	—	—	(86,221)	(86,221)
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$187,764	$(89,503)	$415,438

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2008 and 2007
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation's principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2008 was $0.82 (2007 – $1.01) and the average rate for the year ended December 31, 2008 was $0.94 (2007 – $0.93) . The US$/Australian dollar (“A$”) exchange rate as at December 31, 2008 was $0.70 and the average rate from the date of acquisition of Perseverance Corporation Ltd. (“Perseverance”) from February 18, 2008 to December 31, 2008 was $0.86.

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C.     Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D.     Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

E.     Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Northgate Annual Report 2008 | 52

F.     Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to seven years. Replacements and major improvements are capitalized.

Costs relating to certain underground development activities, which are incurred to enable physical access to ore underground, may be capitalized. These activities generally include development of shafts, access ramps, main crosscuts, main level drifts, ore and waste passes and ventilation raises. Capitalized development costs must be linked to specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the units of production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the mine.

Similarly, costs associated with exploration drifts and drill holes used to establish probable reserves and resources included in the production plan are also considered deferred development. Definition drilling used to establish mining reserves that will be mined in less than two years are considered an operating cost.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

G.     Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

H.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is amortized to net earnings over the life of the asset.

53 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

I.     Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, capital lease obligations, long-term debt and other long-term liabilities, are accounted for at their amortized cost.

J.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer's agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Mark-to-market gains or losses related to forward contracts are recognized in revenue.

K.     Foreign Currency Translation

The primary currency of measurement for the Corporation's Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

The primary currency of measurement for the Corporation's Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L.     Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation's Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

Northgate Annual Report 2008 | 54

M.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures in Canada are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense.

N.     Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O.     Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options.

P.     Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting in which case changes in fair value are recognized in other comprehensive income or loss. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

55 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Gains and losses on forward sales contracts used to hedge anticipated future sales, which qualify for hedge accounting, are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated foreign currency denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3     Accounting Changes

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Capital Disclosures

Section 1535 establishes standards for disclosing information about the Corporation's capital and how it is managed. The required disclosures with respect to capital management have been included in note 14 to these consolidated financial statements.

Inventories

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-downs to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, a decrease to supplies inventory of $1,032,000 was recognized to reclassify items not meeting the definition of inventory, including significant long-term capital and insurance spares, to mineral property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation on capital spares, which would not be recognized under the new standard until the asset is placed in service. The Corporation also changed its method of valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in method of valuation had no impact on the Corporation's consolidated financial statements.

Financial Instruments – Disclosures and Presentation

Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respect to an entity's use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to the consolidated financial statements. These disclosures are included in note 16.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income and/or losses in the statement of operations. The adoption of this standard did not result in any changes to the Corporation's consolidated financial statements.

Northgate Annual Report 2008 | 56

Financial Statement Presentation

Section 1400, General Standards of Financial Statement Presentation was amended to include a requirement to assess an entity's ability to continue as a going concern. If financial statements are not prepared on a going concern basis, this would be disclosed along with the basis on which they are prepared. At this time, the amended requirements have no impact on the Corporation's consolidated financial statements.

Future Accounting Changes

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. The new requirements are effective on January 1, 2009 and are to be applied retrospectively, but it is not expected to have a material impact on the Corporation's consolidated financial statements.

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Implementation of an IFRS conversion plan, which was developed in 2008, has begun and key finance personnel have undergone in-depth training regarding significant IFRS-GAAP differences, particularly as they relate to the mining industry. To date, the Corporation has performed an analysis of the significant IFRS-GAAP differences with respect to the financial statements and disclosures. In 2009, the Corporation will continue to identify and quantify the potential effect of these differences. An assessment of the impact of the conversion on the Corporation's information technology systems, internal control over financial reporting, disclosure controls and procedures and business activities will be undertaken in 2009. Updates on the progress of and changes to the conversion plan will be reported throughout the year in management's discussion and analysis (“MD&A”). By the end of 2009, the Corporation will provide disclosure in the MD&A on major identified differences between current accounting policies and the changes anticipated to prepare IFRS financial statements.

Note 4     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance, an Australian gold producer with two fully-permitted gold mines in the state of Victoria. Perseverance's major assets are the Fosterville Gold mine, located 20 kilometres east of Bendigo in central Victoria and the Stawell Gold mine, located approximately 250 kilometres west of Melbourne.

57 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the Corporation's consolidated financial statements from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance.

During the fourth quarter of 2008, the Corporation received final third-party valuation reports on mineral property and plant and equipment and confirmed tax balances of Perseverance and its subsidiaries. Accordingly, the allocation of the purchase price was finalized in the fourth quarter of 2008, which resulted in a $50,463,000 increase in the amount initially recorded for mineral property and mining rights, plant and equipment, and exploration rights; a decrease in future income tax liabilities of $11,390,000 and an increase in future income tax assets of $9,311,000; a $70,783,000 decrease to goodwill; and, an increase in liabilities of $381,000, all as compared to amounts reported in the preliminary purchase price allocation at March 31, 2008. The final allocation is as follows:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,582
Executive options	722
Transaction costs	3,798
214,629
Bank debt acquired and pre-acquisition advance	28,956
$243,585
Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property	207,006
Plant and equipment	99,204
Future income tax asset	9,311
$350,089
Accounts payable and accrued liabilities	$(30,292)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(9,415)
Gold forward contracts	(65,111)
$243,585

In 2007, the Corporation acquired for cash consideration indebtedness owed by Perseverance to an Australian bank of $26,710,000. The Corporation also advanced $2,246,000 of cash to Perseverance prior to February 18, 2008.

Northgate Annual Report 2008 | 58

Note 5     Inventories

	2008	2007
Concentrate and unshipped gold doré	$13,041	$10,501
Gold in circuit	3,378	—
Stockpiled ore	9,489	11,871
Supplies	15,638	12,862
	$41,546	$35,234

At December 31, 2008, the carrying value of supplies inventory at the Kemess South mine was recorded at net realizable value of $8,952,000, which included a write-down of $917,000.

The cost of sales balance on the statement of operations is comprised of the following items:

	2008	2007
Change in inventory	$(3,689)	$7,729
Mining and milling costs	227,272	133,544
Marketing and other costs	87,351	85,660
	$310,934	$226,933

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 6     Other Assets

	2008	2007
Restricted cash	$22,614	$69,125
Unrealized gain on copper forward contracts (note 16)	30,796	—
Unrealized gain on hedge option	—	10,646
Deferred lease charges, net of cumulative amortization of $5,669 (2007 – $5,455)	196	410
	$53,606	$80,181

Restricted cash consists of the following items:

  $15,033,000 (2007 – $17,619,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 13).
  $7,581,000 of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 13).
  In 2007, this amount also included $51,506,000 of cash and short-term deposits pledged by the Corporation relating to the acquisition of Perseverance (note 4).
59 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

In connection with the acquisition of Perseverance, the Corporation entered into an agreement to acquire Perseverance's portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. The Corporation determined that the arrangement was a derivative instrument and recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income. A further mark-to-market gain of $9,836,000 was recognized in the period to February 18, 2008 (note 19) and the gold forward contracts were settled immediately after the close of the acquisition.

Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of debt securities, common shares, warrants, share purchase contracts and share purchase or equity units, or any combination thereof, of the Corporation up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed. If the Corporation determines that it will not issue securities under the Prospectus or withdraws the Prospectus, the deferred costs will be expensed at that time. Subsequent costs incurred to keep the filing in place will be expensed as incurred.

Deferred transaction costs as at December 31, 2007 relate to the acquisition of Perseverance and were subsequently included in the cost of the acquisition (note 4).

Note 8     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2008	Cost	and Write-down	Value
Plant and equipment	$421,291	$263,466	$157,825
Plant and equipment under capital lease	20,444	6,264	14,180
Mineral properties (producing)	136,485	20,528	115,957
Mineral properties (non-producing)	101,578	31,815	69,763
	$679,798	$322,073	$357,725

		Accumulated
		Depreciation, Depletion	Net Book
2007	Cost	and Write-down	Value
Plant and equipment	$320,244	$221,341	$98,903
Plant and equipment under capital lease	10,855	7,842	3,013
Mineral properties (producing)	3,413	3,004	409
Mineral properties (non-producing)	50,827	31,815	19,012
	$385,339	$264,002	$121,337

Northgate Annual Report 2008 | 60

Mineral properties (non-producing) as at December 31, 2008 include acquisition costs for the Young-Davidson property and mining and exploration rights relating to the Corporation's Australian operations. These costs are not currently being amortized. The 2007 accumulated depreciation, depletion and write-down for mineral properties (non-producing) includes a $31,433,000 write-down of the Kemess North property following the recommendation of the Joint Federal-Provincial Environmental Review Panel that the project not be permitted to proceed.

In light of the significant economic downturn that occurred in the last quarter of 2008, the Corporation tested the recoverability of its long-lived assets for potential impairment. The carrying value of the Corporation's asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South include copper prices between $1.50/lb and $1.90/lb and a gold price of $850/oz for 2009 and $800/oz for 2010, which reflect the short remaining life of the mine. The Corporation also made significant estimates concerning the disposal value of its assets incorporating third-party valuation reports. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations include a gold price of $850/oz for 2009 and $750/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also incorporated the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Note 9     Investments

The Corporation's investment portfolio comprises the following:

	2008	2007
Auction rate securities (“ARS”)	$39,291	$69,397
Other	131	677
	$39,422	$70,074

Northgate continues to hold ARS investments, which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, these ARS began to fail at auction and attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

61 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation's investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman's inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (note 10) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off' the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, the Corporation believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has arranged for the filing of the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

The estimated fair value of the Corporation's ARS holdings at December 31, 2008 was $39,291,000, which reflects a $30,106,000 decline from the estimated fair value of $69,397,000 at December 31, 2007. Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of those issued by derivative product companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, for its investments in these particular securities, the Corporation has recognized an other than temporary impairment of $20,310,000 into earnings for the year ended December 31, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

Northgate Annual Report 2008 | 62

Based on information currently available, the Corporation believes that the decline in estimated fair value for the remainder of its ARS investments (issued by Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $62,419,000 at December 31, 2008 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation's ability to carry on its business.

Note 10     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation's investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2008, the principal outstanding on the Short-Term Loan was $43,096,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 11     Lease Obligations

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from two to three years.

	2008	2007
Future capital lease obligations	$11,980	$2,641
Less: interest at weighted average rate of 9.40% (2007 – 6.00%)	(1,236)	(92)
Present value of capital lease obligations	10,744	2,549
Less: current portion	(4,533)	(2,267)
	$6,211	$282

Future capital lease principal payments as of December 31, 2008, are as follows:

2009	$4,533
2010	3,779
2011	2,432
$10,744

The Corporation also leases equipment under operating leases. An operating lease at Kemess South expires on August 31, 2009 and has remaining payments of $454,000 in 2009.

63 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 12     Other Long-Term Liabilities

	2008	2007
Unrealized loss on copper forward contracts (note 16)	$—	$12,089
Accrued severance costs	1,423	—
Provision for long-service leave	942	—
Deferred gain on sale and leaseback	736	—
Other	267	—
	$3,368	$12,089

Accrued severance costs are comprised of severance and retention payments accrued for Kemess employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess until the employee's last scheduled shift. The payment is based on an employee's service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess until the close of the mine. The payment is based on an employee's service years as calculated at the time of the employee's termination date.

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. For the year ended December 31, 2008, the Corporation recorded $1,423,000 to cost of sales.

The Corporation's Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

In 2008, the Corporation sold assets in Australia for a gain of $1,157,000 and subsequently leased back the assets for use in operations. The corresponding gain is being recognized into earnings over the term of the lease.

Northgate Annual Report 2008 | 64

Note 13     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2008	2007
Kemess South mine	$38,069	$48,634
Stawell Gold mine	4,044	—
Fosterville Gold mine	3,740	—
Young-Davidson property	416	486
	$46,269	$49,120
Less current portion	8,420	—
	$37,849	$49,120
Estimated undiscounted cash flows used to determine the total liability	$52,543	$53,600

Expenditures for Kemess South are expected to take place primarily from 2009 to 2013 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected costs is 2.29% .

Expenditures at Fosterville and Stawell are expected to be spent from 2009 to 2015. The inflation rate used to determine future expected costs in Australia is 3.0% . The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 5.13% at Fosterville and 4.67% Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates plus a risk premium reflective of the Corporation's credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2008	2007
Balance, beginning of year	$49,120	$28,197
Acquisition of Perseverance	9,415	—
Effect of change in estimated future cash flows, net	(424)	13,431
Site closure and reclamation costs paid	(4,339)	(551)
Accretion expense	1,984	2,559
Effect of foreign exchange	(9,487)	5,484
Balance at the end of the year	$46,269	$49,120

65 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

In 2008, the Corporation revised the undiscounted estimate for mine site closure and reclamation costs at Kemess South. The Corporation determined that it had obligations recorded for certain ore stockpiles that would be processed rather than reclaimed. Accordingly, the amounts recorded for the obligation and the related asset were reduced. This reduction was offset by an increase in certain reclamation activities based on the Corporation's review of the timing and amount of those activities.

At December 31, 2008, the Corporation had security bonds totalling Cdn$18,409,000 (2007 – Cdn$17,409,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of Cdn$800,000 due on December 31, 2009 for Kemess South. The Corporation made a Cdn$1,000,000 installment at the end of 2008 in accordance with the reclamation permit.

At December 31, 2008, the Corporation also had cash deposits of A$10,463,000 (2007 – nil) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell.

Note 14     Capital Management

The Corporation's objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2008 and 2007.

The Corporation's Short-Term Loan, secured by the ARS investments, requires debt service payments from time to time (note 10). The Corporation's site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

The Corporation filed a Prospectus on June 6, 2008, to facilitate future financings if required (note 7). There were no other changes to the Corporation's approach to capital management during the year ended December 31, 2008.

Northgate Annual Report 2008 | 66

Note 15     Shareholders' Equity

A.     Share Capital

(i)	Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.
100,000,000,000,000 Class B preference shares, without par value. 100,000,000,000,000 common shares, without par value.

B.     Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation's common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2008, 8,241,500 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2008		2007
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	5,196,600	$2.73	4,655,340	$2.15
Granted	1,685,000	2.83	1,475,000	4.02
Exercised	(881,300)	1.55	(575,620)	1.31
Cancelled	(241,800)	3.08	(358,120)	2.80
Balance, end of year	5,758,500	$2.92	5,196,600	$2.73
Exercisable	3,080,400	$2.80	2,758,900	$2.36

Details of the options outstanding as at December 31, 2008, are as follows:

	Outstanding Options			Exercisable Options
Exercise Price (Cdn$)	Number of Options	Weighted Average Remaining Life (years)	Weighted Average Exercise Price (Cdn$)	Number of Vested Options	Weighted Average Exercise Price (Cdn$)
$0.69 – $0.90	40,000	6.87	$0.82	8,000	$0.82
$0.91 – $1.78	124,500	4.39	1.45	61,000	1.57
$1.79 – $1.84	700,000	3.08	1.79	540,000	1.79
$1.86 – $2.65	1,249,000	4.28	2.54	729,800	2.54
$2.66 – $4.07	3,645,000	4.76	3.34	1,741,600	3.27
	5,758,500	4.46	$2.92	3,080,400	$2.80

67 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

During the year ended December 31, 2008, the Corporation recognized stock-based compensation expense of $1,821,000 (2007 – $1,646,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2008 was Cdn$1.32 (2007 – Cdn$2.03) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	3.71%	4.0%
Annual dividend rate	—	—
Expected stock price volatility	50%	53%

The expected life of the options used in the option-pricing model was determined to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, 4,990,000 options (2007 – 1,528,600) were excluded from the calculation of the weighted average number of shares outstanding, as the exercise prices of the options were higher than the average market price of the Corporation's shares.

C.     Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee's contribution. During the year ended December 31, 2008, the Corporation recognized $201,000 (2007 – $183,000) in stock-based compensation expense associated with the ESPP.

Note 16     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation's cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation's copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Northgate Annual Report 2008 | 68

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metals refiner. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui's parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody's. Management continuously monitors the fair value of its investments, including its investments in ARS (note 9), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

The carrying amount of financial assets represents the maximum credit exposure. As at December 31, 2008, the Corporation's gross credit exposure is as follows:

	2008	2007
Cash and cash equivalents	$62,419	$266,045
Trade and other receivables	11,972	6,890
Unrealized gain on copper forward contracts – short-term	6,338	7,124
Restricted cash (included in other assets)	22,614	69,125
Long-term receivables	—	25,117
Unrealized gain on copper forward contracts – long-term	30,796	—
Unrealized gain on other hedge contracts	—	10,646
ARS	39,291	69,397
	$173,430	$454,344

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation's reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

69 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$56,469	$—	$—	$—	$56,469
Severance and long service leave [1,2]	1,702	5,623	419	435	8,179
Capital lease obligations (including interest component)	5,314	6,666	—	—	11,980
Operating leases	461	14	9	—	484
Short-Term Loan [3]	43,096	—	—	—	43,096
Asset retirement obligations [4]	9,987	28,604	12,375	1,577	52,543
3 Nations funding (note 21)	817	817	—	—	1,634
Closure bonding requirements (note 13)	653	—	—	—	653

1	The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2008, accrued severance of $1,423,000 has been recognized in other liabilities.

2	The provision for long service leave included above is undiscounted.

3	The Short-Term Loan is secured by Northgate's ARS investments (note 10). This amount represents the principal amount only.

4

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$18,409,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,463,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, which will affect the Corporation's income or the value of its financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation's future gold production is unhedged and is fully exposed to future price movements.

The Corporation has entered into forward sales contracts with Mitsui, to fix the price of copper for certain future production. A total volume of 16,200 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2008. These contracts mature from November 2009 through October 2010 at an average forward price of $2.52 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.52. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2008 was an asset of $37,134,000, of which $6,338,000 is included in trade and other receivables for contracts expiring in 2009 and $30,796,000 is included in other assets. At December 31, 2007, the fair value of these contracts was a liability of $12,089,000 included in other long-term liabilities. At December 31, 2007, the Corporation also sold forward 12,050 tonnes of copper at an average forward price of $3.30 maturing in 2008, the fair value of which was an asset of $7,124,000 at December 31, 2007.

Northgate Annual Report 2008 | 70

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2008, and consequently earnings before income taxes, by $1,703,000.

In February 2009, the Corporation closed out 9,000 tonnes of its copper forward sales contracts for proceeds of $19,182,000. The contracts that were closed out were equally spread over the maturity dates from November 2009 through October 2010.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related payable as at December 31, 2008 and earnings before income taxes by $485,000 for the year ended December 31, 2008. A $10 per ounce change in the price of gold would have changed the related payable as at December 31, 2008 and earnings before income taxes by $268,000 for the year ended December 31, 2008.

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

The Corporation's financial assets and liabilities denominated in Canadian dollars are as follows:

		2008
Cash and cash equivalents	Cdn$	7,429
Trade and other receivables		11,603
Equity investments		161
Restricted cash (included in other assets)		18,409
Accounts payable and accrued liabilities		(23,339)
Site closure and reclamation obligations		(47,129)
	Cdn$	(32,866)

A 10% change of the United States dollar against the Canadian dollar as at December 31, 2008 would have changed earnings before income taxes by $2,684,000 for the year ended December 31, 2008. This analysis assumes that all other variables remain constant.

71 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at fixed rates.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2008 would have changed earnings before income taxes by $226,000 for the year ended December 31, 2008. This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of capital lease obligations are not materially different from their fair values.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable variables (note 9).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the 12-month LIBOR rate at that date, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a gain of $32,716,000 for the year ended December 31, 2008 and is included in revenue.

Note 17     Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2008	2007
Earnings before taxes	$40,470	$33,399
Canadian income tax rate	31.00%	34.12%
Tax based on statutory income tax rate	12,546	11,396
Expenses not deductible or income not taxable	1,638	3,003
Change in valuation allowance and tax rates	13,443	6,240
Difference in tax rates in foreign jurisdictions	(65)	—
Effect of foreign exchange	133	(24,514)
Mining taxes	2,055	(2,151)
Income tax expense (recovery)	$29,750	$(6,026)

Northgate Annual Report 2008 | 72

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2008	2007
Future income tax assets
Non-capital loss carry forwards and other deductions	$8,937	$2,611
Net capital loss carry forwards	24,828	30,960
Reclamation liabilities	10,898	11,539
Employee provisions	2,157	—
Accrued liabilities	2,271	—
Unrealized loss on copper forward contracts (note 15A)	—	1,564
British Columbia mineral tax deductions	11,893	16,660
Other	1,009	2,206
Future income tax assets	$61,993	$65,540
Valuation allowance applied	(36,721)	(30,960)
Total future income tax assets	25,272	$34,580
Future income tax liabilities
Mineral property, plant and equipment	(17,446)	(20,238)
Unrealized gain on copper forward contracts	(11,221)	—
Investment tax credits	(1,844)	—
Other	(2,006)	—
Total future income tax liabilities	(32,517)	(20,238)
Net future income tax asset (liability)	$(7,245)	$14,342
Allocated as follows:
Current portion of future income tax asset	$5,259	$1,194
Non-current portion of future income tax asset	3,741	16,507
Current portion of future income tax liability	(1,895)	(872)
Non-current portion of future income tax liability	(14,350)	(2,487)
Net future income tax asset (liability)	$(7,245)	$14,342

At December 31, 2008, the Corporation has approximately Cdn$188,826,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation has recognized Cdn$6,465,000 of investment tax credits for Canadian Federal tax purposes as a result of its Canadian exploration activities. The amount has been recorded as a tax receivable and credited against exploration expense. The Corporation may apply the credits to reduce any Canadian Federal taxes payable.

The Corporation's Australian subsidiaries also had non-capital losses of approximately A$38,000,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

73 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 18     Segmented Information

In prior years, the Corporation considered itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing in Canada. In 2008, the Corporation has identified separate segments for financial reporting as a result of its acquisition of Perseverance.

The Corporation's primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

The operating segment results for the year ended December 31, 2008 are as follows:

	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$304,042	$50,255	$73,595	$33,096	$460,988
Depreciation and depletion	32,912	11,301	22,843	234	67,290
Exploration	498	3,155	4,108	24,834	32,595
Net interest expense (income)	(638)	188	47	(6,534)	(6,937)
Earnings (loss) from operations,
before income taxes	53,994	(13,090)	111	(545)	40,470
Capital expenditures [1]	8,076	38,637	26,336	324	73,373
Mineral property, plant and equipment	78,079	146,850	111,812	20,984	357,725
Total assets	128,495	164,102	124,410	174,622	591,629

1	Capital expenditures include mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Revenue per geographical region for the year ending December 31 are as follows:

	2008	2007
Canada	$337,138	$337,546
Australia	123,850	—
	$460,988	$337,546

Revenue for the years ended December 31, 2008 and 2007 include the effect of mark-to-market adjustments associated with forward contracts.

The Corporation has a multi-year agreement with Xstrata for the shipment and sale of Kemess' gold-copper concentrate. The Corporation also has a sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell.

Northgate Annual Report 2008 | 74

The mineral property, plant and equipment by geographical region are presented as follows:

	2008	2007
Canada	$98,636	$121,337
Australia	259,089	—
	$357,725	$121,337

Note 19     Other Income

For the year ending December 31, 2008, other income includes an amount related to an out-of-court settlement with Aurizon Mines Ltd. for costs and damages in the amount of Cdn$4,000,000. The Corporation had previously recognized its best estimate of this liability and the difference between this estimate and the amount paid is included in other income.

In addition, other income for the year ended December 31, 2008 included a mark-to-market gain of $9,836,000 (2007 – $10,646,000) related to the settlement of Perseverance's gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance's portfolio of gold forward contracts from an Australian financial institution based on the value of the underlying forward contracts at October 30, 2007.

Note 20     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2008	2007
Trade and other receivables	$3,250	$(1,862)
Income taxes receivable	(4,424)	—
Prepaid expenses	645	(1,237)
Inventories	656	(1,860)
Accounts payable and accrued liabilities	2,064	8,077
Income taxes payable	(3,222)	2,797
Settlement of forward contracts	(9,382)	(19,584)
Reclamation costs paid	(4,339)	(551)
	$(14,752)	$(14,220)

Supplementary information:
	2008	2007
Cash paid during the year for:
Interest	$3,669	$482
Income taxes	6,053	—
Non-cash transactions:
Purchase of mineral property, plant and equipment by
assumption of a capital lease obligation	14,983	—
Reduction of Perseverance hedge portfolio liability through
settlement of agreement to purchase Perseverance hedge portfolio	(20,482)	—

75 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 21     Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation agreement with Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

The Corporation's interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Annual Report 2008 | 76

Five Year Comparative Summary

Thousands of US dollars, except per share data	2008	2007	2006	2005	2004
Revenue	$460,988	$337,546	$411,313	$257,302	$232,797
Cost of sales	310,934	226,933	224,584	178,411	146,081
Depreciation and depletion	67,290	34,140	35,591	38,009	36,408
Administrative and general	11,863	10,461	8,209	6,128	6,083
Interest expense (income)	(6,937)	(17,124)	(4,013)	2,391	3,049
Exploration	32,595	29,887	11,449	3,915	3,134
Currency translation losses (gains)	(6,830)	(6,704)	1,922	(962)	(211)
Accretion of site closure and
reclamation costs	1,984	2,559	1,553	1,183	894
Writedown of mineral property	—	31,815	—	—	—
Writedown of auction rate securities	20,310	—	—	—	—
Other expense (income)	(10,691)	(7,820)	8,423	496	(348)
	420,518	304,147	287,718	229,571	195,090
Earnings before income taxes	40,470	33,399	123,595	27,731	37,707
Income tax recovery (expense)
Current	(5,261)	(6,446)	(5,406)	(2,111)	(2,277)
Future	(24,489)	12,472	(11,447)	13,937	(2,634)
	(29,750)	6,026	(16,853)	11,826	(4,911)
Net earnings for the year	$10,720	$39,425	$106,742	$39,557	$32,796
Net earnings per share
Basic	$0.04	$0.16	$0.50	$0.20	$0.16
Diluted	$0.04	$0.15	$0.48	$0.20	$0.16
Weighted average shares outstanding
Basic	255,269,183	254,166,789	215,609,932	202,789,310	200,065,821
Diluted	255,453,093	255,257,756	222,892,929	202,858,866	200,567,253

Year-end Financial Highlights
Working capital	$21,947	$235,739	$297,957	$65,515	$37,667
Other assets	53,606	80,181	27,622	14,117	13,649
Mineral property, plant and equipment	357,725	121,337	159,299	177,966	180,669
Total assets	591,629	634,589	515,631	309,006	273,930
Long-term debt	—	—	—	—	22,500
Shareholders' equity and capital securities	415,438	486,776	447,748	236,433	177,683
Common shares outstanding	255,717,071	254,452,862	253,700,033	214,011,246	200,491,050

Selected Quarterly Financial Data
Thousands of US dollars, except per share data (unaudited)

	2008 Quarter Ended				2007 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$136,748	$99,267	$138,880	$86,093	$95,599	$86,756	$80,878	$74,313
Earnings (loss)	18,646	(29,438)	1,085	20,427	33,309	(11,937)	8,647	9,406
Earnings (loss) per share
Basic	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04
Diluted	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04

77 | Northgate Annual Report 2008

Mineral Reserves and Resources

Mineral Reserves – Canadian and Australian Operations

			Grades		Contained Minerals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2008	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)
Kemess South	Proven	34,193,000	0.41	0.17	447,000	126,000
Fosterville	Proven	430,000	7.92	n/a	110,000	n/a
	Probable	3,187,000	4.43	n/a	454,000	n/a
		3,617,000	4.85		564,000
Stawell	Proven	121,000	7.63	n/a	30,000	n/a
	Probable	1,833,000	4.04	n/a	238,000	n/a
		1,954,000	4.27		268,000
Total Proven & Probable Reserves		39,764,000			1,279,000	126,000

Mineral Resources – Canadian Operations

			Grades		Contained Minerals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2008	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)
Kemess South	Measured	8,237,000	0.27	0.13	72,000	24,000
Kemess North	Measured	451,139,000	0.31	0.16	4,453,000	1,563,000
	Indicated	268,051,000	0.29	0.13	2,486,000	790,000
		727,427,000	0.30	0.15	7,011,000	2,377,000
Young-Davidson
(open pit)	Indicated	4,955,000	1.70	n/a	270,000	n/a
(underground)	Measured	3,170,000	3.95	n/a	402,000	n/a
	Indicated	22,804,000	3.57	n/a	2,621,000	n/a
		30,929,000	3.31		3,293,000
Total Measured & Indicated Resources		758,356,000			10,304,000	2,377,000
Young-Davidson
(open pit)	Inferred	15,000	1.74	n/a	850	n/a
(underground)	Inferred	6,873,000	3.39	n/a	748,000	n/a
Total Inferred Resources		6,888,000			748,850

Mineral Resources – Australian Operations

		Quantity	Gold Grade	Contained Gold
At December 31, 2008	Category	(tonnes)	(g/t)	(ounces)
Fosterville
(< 100m from surface)	Measured	3,675,000	2.06	244,000
	Indicated	4,816,000	1.53	238,000
(> 100m from surface)	Indicated	1,281,000	4.01	165,000
		9,772,000	2.05	647,000
Stawell	Indicated	3,555,000	2.46	281,000
Total Measured & Indicated		13,327,000		928,000
Fosterville
(< 100m from surface)	Inferred	2,709,000	1.70	148,000
(> 100m from surface)	Inferred	8,405,000	4.34	1,172,000
Stawell	Inferred	769,000	4.66	115,000
Total Inferred Resources		11,883,000		1,435,000

Northgate Annual Report 2008 | 78

Note to US Investors:

This Annual Report uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the SEC does not recognize them. Inferred resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Note to Reserves and Resources

1.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral reserves and mineral resources for Kemess South have been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and National Instrument 43-101.

2.	Mineral reserves for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

3.	All mineral resources are exclusive of mineral reserves.

4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5.	Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

6.	Mineral reserves were calculated using the following parameters:

Kemess South: exchange rate Cdn$/US$1.20; gold price $675/oz; hedged copper price $2.52/lb; unhedged copper price $1.50/lb; and silver price $12.00/oz. Operating assumptions for the west pit were as follows: Gold recovery 66.1%; Copper recovery 82.4%; mining costs Cdn$1.80/tonne; milling costs Cdn$4.09/tonne; and G&A costs Cdn$1.57/tonne. For the east pit, operating assumptions were as follows: gold recovery 52.5%; copper recovery 70.8%; mining costs Cdn$1.20/tonne; milling costs Cdn$3.94/tonne; and, G&A costs Cdn$1.37/tonne.

Fosterville: exchange rate A$/US$0.70; gold price $675/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 10%-20% and mining recovery of 70%-100% were applied depending on mining method.

Stawell: exchange rate A$/US$0.70; gold price $675/oz for the Magdala 1040RL extraction level; gold price $595/oz for all other under-ground reserves; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2m–3m and mining recovery of 95%–100% were applied to the underground reserves, dependent upon mining method.

7.	Mineral resources were calculated using the following economic parameters:

Kemess South: exchange rate Cdn$/US$1.20; gold price $750/oz; copper price $2.00/lb.

Kemess North (mineral reserves now reclassified as mineral resources following the decision of the BC government to deny Northgate the requisite development permit) calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $375/oz; copper price $1.00/lb; and, silver price $5.00/oz. Resources for Kemess North, calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $425/oz; copper price $1.20/lb; and silver price $5.00/oz.

Fosterville: exchange rate A$/US$0.70; gold price $750/oz; cut-off grade applied were 0.5 g/t gold for oxide, 1.0 g/t gold for near-surface sulphide (above 5050mRL <100m from surface) and 3.0 g/t gold for underground sulphide (below 5050mRL >100m from surface).

Stawell: exchange rate US$/A$0.70; gold price $750/oz for the mid-Magdala and C7 dukes extension areas; gold price $595/oz for all other areas. Magdala surface above 130mRL and above a nominal 0.8g/t Au cut-off; Wonga surface within a $595/oz optimised pit shell.

Young-Davidson: gold price $750/oz; assays are cut to 20 g/t gold and 20 g/t silver for all zones; underground mineralized wireframes constructed based on approximately a 1.70 g/t gold cut-off grade, and a 1.3 g/t incremental cut-off grade and a minimum true thickness of 3m; open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade, and a minimum true thickness 5m; resources are reported at a 2.3 internal cut-off grade; underground blocks are 15m by 15m by 7m wide while open pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field; 3.0m equal length composites created within the mineralized wireframes; inverse distance squared grade interpolation; standard search radii lengths and orientations employed for each mineralized lens; a 2.69 specific gravity was used; Maptek's Vulcan® 7.5 software was used.

8.	Mineral reserve estimates were prepared by:

Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess mine. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 22 years of experience in mineral resource estimation.

Fosterville: Roddy Ormonde, Mine Technical Superintendent, Northgate and Marcus Binks, Processing Manager, Northgate. Mr Ormonde is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience. Mr Binks is a member of the Australasian Institute of Mining and Metallurgy and has over 15 years of relevant metallurgical experience.

Stawell: Glenn Miller, Mine Technical Superintendent, Northgate. Mr. Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 17 years of relevant engineering experience.

9.	Mineral resource estimates were prepared by:

Kemess North, including the Nugget Zone, (now all classified as resources): Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 30 years of relevant engineering experience. Mr. Edmunds is a member of the Association of Professional Engineers, Geologists and Geophysicists of British Columbia and has 21 years of experience in mineral resource estimation.

Fosterville: Ian Holland, Production Manager, Northgate and Simon Hitchman, District Exploration Geologist, Northgate. Mr Holland is a member of the Australasian Institute of Mining and Metallurgy and has over 13 years of relevant geological experience. Mr Hitchman is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and has over 21 years of relevant geological experience.

Stawell: Mark Haydon, Geology Manager, Northgate, who is a member of the Australasian Institute of Geoscientists and has over 15 years of relevant geological experience.

Young-Davidson: Carl Edmunds, Exploration Manager, Northgate.

79 | Northgate Annual Report 2008

Directors & Officers

Board of Directors	Officers

C. William Daniel, OC [2,3,5]	Kenneth G. Stowe
Toronto, ON, Canada	President and Chief Executive Officer
Corporate Director and
Retired Petroleum Industry Executive	Jon A. Douglas
Senior Vice President and Chief Financial Officer
Paul J. Dowd [3]
Burnside, SA, Australia	Peter MacPhail
Corporate Director and	Chief Operating Officer
Mining Company Executive	Christopher J. Rockingham
Patrick D. Downey, CA [1,4]	Vice President, Exploration and Business Development
Ajax, ON, Canada	Matthew J. Howorth
Retired Mining Company Executive	Vice President, General Counsel
Richard J. Hall [2,3]	and Corporate Secretary
Centennial, CO, USA	Eugene T. Lee
Corporate Director and	Vice President, Finance
Mining Company Executive

Douglas P. Hayhurst, FCA [1,5]
Vancouver, BC, Canada
Corporate Director and
Retired IBM Business Consulting Services	Operations Management
and PricewaterhouseCoopers Executive	Luc Guimond
Terry A. Lyons [2,4]	Executive General Manager, Australia
Vancouver, BC, Canada	Troy Cole
Non-Executive Chairman of the Board,	General Manager, Stawell Mine
Northgate Minerals Corporation
Jozsef Patarica
Conrad A. Pinette [1,5]
General Manager, Fosterville Mine
Vancouver, BC, Canada
President, Condor Holdings Ltd.;	Tom Stuffco
Director, Finning International Inc.	General Manager, Kemess Mine

Kenneth G. Stowe [4]
Oakville, ON, Canada
President & Chief Executive Officer,
Northgate Minerals Corporation

1 Member of the Audit Committee
2 Member of the Compensation & Corporate Governance Committee
3 Member of the Health, Safety & Environment Committee
4 Member of the Hedging Committee
5 Member of the Mergers & Acquisitions Committee

Northgate Annual Report 2008 | 80

Shareholder Information

Stock Exchange Listing Common shares of Northgate Minerals Corporation are listed on the Toronto Stock Exchange and the NYSE Amex (formerly the American Stock Exchange).

Investor Relations Inquiries

Inquiries regarding the Corporation's latest information, news releases, investor presentations, mining operations and general financial information may be directed to Keren Yun, Investor Relations Department:

t. 416-363-1701 x233
e. ngx@northgateminerals.com

TSX: NGX | NYSE Amex: NXG	Interested parties are also encouraged to visit the Corporation's website at www.northgateminerals.com.

Transfer Agent and Registrar

Inquiries relating to share certificates, address changes
or transfer of shares should be directed to:

Computershare Investor Services

t. 1-800-564-6253 (toll free in North America)
   or 514-982-7555

f. 1-866-249-7775 (toll free in North America)
   or 514-982-7635

e. service@computershare.com

Annual Information Form

The Annual Information Form (AIF) is filed annually with the Canadian Securities regulatory authorities and with the US Securities and Exchange Commission (filed as Form 40-F). Copies of this form are available by contacting the Investor Relations department or can be downloaded from SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Auditors KPMG LLP Vancouver, BC	Annual General Meeting The Annual General Meeting of Shareholders will be held on Friday, May 8, 2009 at 10:00 am EDT at The Suites at One King West, King Gallery, 1 King Street West, Toronto, Canada.

This Northgate annual report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this annual report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this annual report is made as of the date of this annual report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office 18 King Street East, Suite 1602 Toronto, ON M5C 1C4 t. 416-363-1701 f. 416-363-6392	Bendigo Office 117 Wills Street Bendigo, Victoria 3550 t. 61 (03) 5434 2111 f. 61 (03) 5442 3955

Vancouver Office 815 Hornby Street, Suite 406 Vancouver, BC V6Z 2E6 t. 604-681-4004 f. 604-681-4003

General Inquiries ngx@northgateminerals.com www.northgateminerals.com